PE 1/9/2015



NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





February 24, 2015

Adam J. Godderz
Kansas City Southern
agodderz@kcsouthern.com

Act: 1934
Section:
Rule: 14a-8 (COS)
Public
Availability: 2-24-15

Re: Kansas City Southern
Incoming letter dated January 9, 2015

Dear Mr. Godderz:

This is in response to your letter dated January 9, 2015 concerning the shareholder proposal submitted to Kansas City Southern by James McRitchie and Myra K. Young. We also have received a letter on the proponents' behalf dated January 12, 2015.

In your letter, you ask us to concur in your view that Kansas City Southern may exclude the initial proposal under rules 14a-8(c) and 14a-8(i)(10). By submitting a revised proposal prior to the deadline for the receipt of shareholder proposals, however, the proponents have effectively withdrawn the initial proposal. See Staff Legal Bulletin No. 14F (October 18, 2011). Accordingly, we will have no further comment with respect to the withdrawn proposal.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 24, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kansas City Southern
Incoming letter dated January 9, 2015

The proposal asks the board to take the steps necessary (unilaterally if possible) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 10% of the company's outstanding common stock the power to call a special shareowner meeting.

We are unable to concur in your view that Kansas City Southern may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that John Chevedden submitted the proposal on behalf of James McRitchie and Myra K. Young, the proponents. Accordingly, we do not believe that Kansas City Southern may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Kansas City Southern may exclude the proposal under rule 14a-8(c). By submitting a revised proposal prior to the deadline for the receipt of shareholder proposals, the proponents have effectively withdrawn the initial proposal. Therefore, the proponents are not in violation of the one-proposal limitation in rule 14a-8(c). Accordingly, we do not believe that Kansas City Southern may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Kansas City Southern may exclude the proposal under rule 14a-8(e). In this regard, we note that Kansas City Southern received the proposal prior to the deadline for the receipt of shareholder proposals. Accordingly, we do not believe that Kansas City Southern may omit the proposal from its proxy materials in reliance on rule 14a-8(e).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 12, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Kansas City Southern (KSU)
Special Shareholder Meeting
James McRitchie

Ladies and Gentlemen:

This is in regard to the January 9, 2015 company request concerning this rule 14a-8 proposal.

The implemented argument is moot because it incorrectly addresses a proposal that was superceded by the attached revision which is clearly marked as a revision. The revision was authorized by the cover letter that was submitted with the original proposal and with the revision.

The authorization of the revision was redundantly and timely made in response to the company request per the attached December 17, 2014 note and signature on the same cover letter. The company does not explain its logic in claiming that a revision (a revised and republished version of a text, a change or a set of changes that corrects or improves something) is purportedly a second proposal.

The company does not quote any letter it forwarded to the proponent party asking for a "withdrawal."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Myra K. Young

Adam J. Godderz <AGodderz@KCSouthern.com>

FISMA & OMB Memorandum M-07-16

November 17, 2014

REVISED DEC. 1, 2014

Mr. Adam J. Godderz
Corporate Secretary
Kansas City Southern (KSU)
427 W 12th St
Kansas City MO 64105
PH: 816 983-1303
PH: 816-983-1360
FX: 816-983-1192
FX 816-983-1227

Dear Corporate Secretary:

We are pleased to be shareholders in Kansas City Southern (KSU) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,



James McRitchie — November 17, 2014 — Date



Myra K. Young — November 17, 2014 — Date

cc: William H. Galligan <bgalligan@kcsouthern.com>
Investor Relations
John Chevedden

[KSU: Rule 14a-8 Proposal, December 1, 2014]
[Revised December 1, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens or hundreds of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting.

This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting without mandating a holding period. However it takes 25% of Kansas City Southern shareholders, from only those shareholders with at least one-year of continuous stock ownership, to call a special meeting.

Thus potentially 50% of Kansas City Southern shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the Kansas City Southern one-year restriction. The average holding period for stock is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

Please vote to enhance shareholder value:

Special Shareowner Meetings – Proposal 4

FISMA & OMB Memorandum M-07-16

November 17, 2014

Mr. Adam J. Godderz
Corporate Secretary
Kansas City Southern (KSU)
427 W 12th St
Kansas City MO 64105
PH 816 983-1303
PH 816-983-1360
FX 816-983-1192
FX 816-983-1227

REVISED DEC. 1, 2014

Revision authorized J. McRitchie Myra Young 12/17/2014

Dear Corporate Secretary:

We are pleased to be shareholders in Kansas City Southern (KSU) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,

J. McRitchie — November 17, 2014
James McRitchie — Date

Myra K. Young — November 17, 2014
Myra K. Young — Date

cc: William H. Galligan <bgalligan@kcsouthern.com>
Investor Relations
John Chevedden

KANSAS CITY SOUTHERN

MAILING ADDRESS: P.O. BOX 219335 • KANSAS CITY, MO 64121-9335


KANSAS
CITY
SOUTHERN
Lines

FOUNDED 1887

ADAM J. GODDERZ
Associate General Counsel & Corporate Secretary
Tel (816) 983-1360
agodderz@kcsouthern.com

January 9, 2015

Via E-Mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Kansas City Southern: Omission of Stockholder Proposal

Ladies and Gentlemen:

Kansas City Southern, a Delaware corporation (the "Company"), submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude two stockholder proposals received from John Chevedden ("Chevedden"), purportedly on behalf of James McRitchie ("McRitchie") and Myra K. Young ("Young"), from its proxy materials for its 2015 Annual Meeting of Stockholders (the "2015 Proxy Materials"). The Company respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the proposals from the 2015 Proxy Materials.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008) ("SLB 14D"), the Company is transmitting this letter and its attachments by electronic mail to the Staff at shareholderproposals@sec.gov. As required by Rule 14a-8(j), a copy of this letter and its attachments is simultaneously being sent to Chevedden and to McRitchie and Young as notice of the Company's intent to omit the proposals from the 2015 Proxy Materials. Pursuant to Rule 14a-8(k) and Section E of SLB 14D, the Company requests that Chevedden or McRitchie and Young, as applicable, concurrently provide to the undersigned a copy of any correspondence that is submitted to the Commission or the Staff in response to this letter.

In accordance with Rule 14a-8(j), the Company hereby confirms that this letter is being submitted to the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission.

Background

On December 1, 2014, at 4:34 p.m. Eastern Time, Adam Godderz, the Company's Corporate Secretary, received from Chevedden via email attachment a letter, dated November 17, 2014 and purporting to bear the signatures of McRitchie and Young, and an accompanying stockholder proposal and supporting statement (the "First Proposal"). The resolution contained in the First Proposal reads as follows:

"Resolved: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it did not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair."

A copy of the First Proposal and the accompanying letter and email is attached to this letter as Exhibit A.

At 5:15 p.m. Eastern Time on the same day, Mr. Godderz replied to Chevedden by email informing him that the Company had amended its bylaws earlier in the year, on February 20, 2014, to adopt a policy requiring that the Chair of the Board of Directors be an independent director.

Exactly 30 minutes later, at 5:45 p.m. Eastern Time, Chevedden sent a second email to Mr. Godderz attaching the *exact same* November 17, 2014 letter that was used to submit the First Proposal, with the words "Revised Dec. 1, 2014" handwritten below the November 17, 2014 date, accompanied by a different stockholder proposal and supporting statement (the "Second Proposal"). The resolution contained in the Second Proposal reads as follows:

"Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareholder meeting. This proposal does not impact our board's current power to call a special meeting."

A copy of the Second Proposal and the accompanying letter and email is attached to this letter as Exhibit B.

On December 5, 2014, Mr. Godderz received from Mr. Chevedden via email attachment a document from a representative of TD Ameritrade dated December 4, 2014 and stating that McRitchie and Young had held continuously for at least thirteen months 50 shares of the Company's common stock.

On December 12, 2014, Mr. Godderz sent to McRitchie and Young, with copy to Chevedden, a deficiency notice (the "First Deficiency Notice"). A copy of the First Deficiency Notice is attached to this letter as Exhibit C. The First Deficiency Notice notified McRitchie and Young that, if (contrary to the Company's belief) they had authorized both the First Proposal and the Second Proposal, there was a defect in the submissions pursuant to Rule 14a-8(c), which provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The First Deficiency Notice further advised McRitchie and Young of the Company's intent to exclude the First Proposal and the Second Proposal from the 2015 Proxy Materials should they fail to correct this deficiency within 14 days of receipt of the First Deficiency Notice. UPS records confirm delivery of the First Deficiency Notice to McRitchie and Young and to Chevedden on December 14, 2014.

Also on December 12, 2014, after confirming that Chevedden was not a registered holder of the Company's common stock, Mr. Godderz sent to Chevedden, with copy to McRitchie and Young, a separate deficiency notice (the "Second Deficiency Notice"). A copy of the Second Deficiency Notice is attached to this letter as Exhibit D. The Second Deficiency Notice informed Chevedden of (i) the Company's belief that the Second Proposal had not been authorized by

McRitchie and Young prior to the Company's December 1, 2014 deadline for submission of stockholder proposals under Rule 14a-8 and that, therefore, the Second Proposal constituted Chevedden's proposal and not McRitchie's and Young's proposal; (ii) the requirements of Rule 14a-8(b); and (iii) the Company's view that Chevedden had failed to meet the requirements of Rule 14a-8(b) in connection with his submission of the Second Proposal. The Second Deficiency Notice further advised Chevedden of the Company's intent to exclude the Second Proposal from the 2015 Proxy Materials should he fail to correct these deficiencies within 14 days of receipt of the Second Deficiency Notice. UPS records confirm delivery of the Second Deficiency Notice to Chevedden and to McRitchie and Young on December 14, 2014.

On December 23, 2014, Chevedden sent an email to Mr. Godderz attaching two copies of the letter accompanying the Second Proposal. The handwritten words "Revision authorized" had been added to the first copy, along with signatures purporting to be those of McRitchie and Young and the date "12/17/2014." On the second copy, the handwritten words "We intend to hold the Company stock through the date of the Company's 2015 Annual Meeting of Stockholders as required by Rule 14a-8(b)" had been added, along with signatures purporting to be those of McRitchie and Young and the date "12/23/2014." Copies of these letters are attached to this letter as Exhibit E. The Company has received no response of any kind directly from McRitchie or Young.

Bases for Exclusion

The Company believes that the First Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the First Proposal. The Company believes that the Second Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(f)(1) because Chevedden, the true proponent of the Second Proposal, failed to provide sufficient proof of his ownership of the Company's common stock as of the date the Second Proposal was submitted, as required by Rule 14a-8(b).

In the alternative, should the Staff disagree with the Company's view that Chevedden is the true proponent of the Second Proposal, the Company believes that both the First Proposal and the Second Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(f)(1) because McRitchie and Young submitted two proposals in violation of the one-proposal limit of Rule 14a-8(c) and, after notice of this deficiency, failed to correct it by withdrawing one of the proposals or taking any other action. In addition, because the evidence now confirms that McRitchie and Young did not authorize submission of the Second Proposal until December 17, 2014, to the extent the Second Proposal is considered to be McRitchie's and Young's proposal, it is also excludable pursuant to Rule 14a-8(e) because it did not comply with the December 1, 2014 deadline.

Analysis

The First Proposal May be excluded pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented.

Rule 14a-8(i)(10) permits a company to exclude a proposal where the company has substantially implemented the proposal. In describing the predecessor to Rule 14a-8(i)(10), the Commission stated that the purpose of the rule is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (Jul. 7, 1976). Substantial implementation of a proposal occurs when the company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). When a company can demonstrate that it has already taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" for the purposes of Rule 14a-8(i)(10). *See, e.g., FirstEnergy Corp.* (March 10, 2014); *Exxon Mobil Corp.* (Mar. 23, 2009); *Exxon Mobil Corp.* (Jan. 24, 2001); *The Gap, Inc.* (Mar. 8, 1996).

The First Proposal contains the following elements, each of which the Company has already taken action to address: (i) that the Company adopt a policy to require the Chair of the Board of Directors of the Company (the "Board") to be an independent member of the Board, (ii) that if the Board determines that a Chair who was independent when selected is no longer independent, the Board should select a new Chair who satisfies the requirements of the policy within a reasonable amount of time, and (iii) that compliance with the policy is waived if no independent director is available and willing to serve as Chair.

(i) Independent Chair Policy.

The first element of the First Proposal would require that the Company adopt a policy to require the Chair of the Board to be an independent member of the Board. On February 20, 2014, the Company amended its bylaws and other organizational documents to require that the Chair of the Board shall be an independent director. In pertinent part, Article V, Section 1 of the company's bylaws states that "The Chair of the Board of Directors shall be an independent director (as defined in the New York Stock Exchange listing standards then in effect)," and Article XII of the Company's Corporate Governance Guidelines, as revised in May 2014, states that "The Board of Directors shall annually elect the Chair of the Board of Directors, who shall be an Independent Director." A copy of the Company's bylaws and a copy of the Company's Corporate Governance Guidelines are attached hereto as Exhibit F and Exhibit G, respectively.

(ii) Replacement of Chair who Ceases to be Independent.

The second element of the Proposal would require that if the Board determines that a Chair who was independent when selected is no longer independent, the Board should select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. The Company's bylaws require that the Chair be an independent director; if the Chair ceases to be independent between annual shareholder meetings after he or she is elected as Chair, the Company interprets the bylaws to require the Board to replace the Chair with an independent director within a reasonable amount of time.

(iii) Compliance Waived if no Independent Director Available.

The Company's bylaws and Corporate Governance Guidelines do not contemplate the possibility that no independent director is available and willing to serve as Chair. The Company does not consider this situation to be likely.

Based on the foregoing, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the First Proposal from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10).

The Second Proposal may be excluded pursuant to Rule 14a-8(f)(1) because Chevedden, the proponent of the Second Proposal, has not demonstrated that he is a stockholder of the Company.

The Company may exclude the Second Proposal under Rule 14a-8(f)(1) because Chevedden failed to substantiate his eligibility to submit the Second Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a proponent] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." *Staff Legal Bulletin No. 14* (July 13, 2001) ("SLB 14") specifies that when the proponent is not the registered holder, the proponent "is responsible for proving his or her eligibility to submit a proposal to the company," which the proponent may do by one of the two ways provided in Rule 14a-8(b)(2). See Section C.1.c of SLB 14.

Based on the facts set forth above, it is abundantly clear that the Second Proposal was not authorized by McRitchie and Young for submission to the Company as a stockholder proposal under Rule 14a-8 before the December 1, 2014 deadline for submissions. The letter accompanying the Second Proposal on December 1, 2014, purporting to delegate Chevedden to act as agent for McRitchie and Young, was the exact same November 17, 2014 letter that accompanied the First Proposal, with the addition of a handwritten "revised" December 1 date, and was sent just over an hour after the first letter and only 30 minutes after Mr. Godderz's response to Chevedden's email. Moreover, Chevedden, McRitchie and Young have effectively conceded that McRitchie and Young had not authorized Chevedden's submission of the Second Proposal as of the December 1, 2014 deadline. The first attachment to Chevedden's December 23, 2014 email to Mr. Godderz reflects that McRitchie and Young did not authorize the "revision," *i.e.*, the submission of the Second Proposal, until December 17, 2014, 16 days after the deadline for inclusion of stockholder proposals in the 2015 Proxy Materials under Rule 14a-8. For these reasons, the Second Proposal as submitted on December 1, 2014 can only be treated as Chevedden's proposal and not McRitchie's and Young's, and may thus be excluded under Rule 14a-8(b) because Chevedden has failed to provide evidence of his requisite ownership of the Company's common stock.

Rule 14a-8(f)(1) permits a company to exclude a stockholder proposal from the company's proxy materials if the stockholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company, within 14 days of receipt of the proposal, notified the proponent of any eligibility or procedural deficiencies and the proponent failed to correct those deficiencies within 14 days of receipt of such notice. Because the Company could confirm only that Chevedden was not a registered stockholder of the Company and he had provided no proof of his beneficial ownership of Company common stock, it gave timely notice of that deficiency to Chevedden under Rule 14a-8(f)(1).

As noted above, the Company received the Second Proposal on December 1, 2014, via email. Within 14 days of its receipt of the Second Proposal, the Company sent the Second Deficiency Notice to Chevedden, advising him that he had not provided written proof of his eligibility to submit the Second Proposal. The Second Deficiency Notice included:

- A description of Rule 14a-8(b)'s eligibility requirements;
- A statement explaining that sufficient proof of ownership had not been received by the Company;
- An explanation of what Chevedden should do to comply with the rule — i.e., "In order to cure this defect, you must submit a written statement from the record holder of your Company common stock (usually a broker or bank) that verifies your required ownership for fully one year as of the submission date. Such a verification from the record holder would be in substantially this form: 'As of December 1, 2014, John Chevedden held, and has held continuously for at least one year, X number of shares of Kansas City Southern common stock.'"
- A statement calling Chevedden's attention to the 14-day deadline for responding to the Second Deficiency Notice; and
- A copy of Rule 14a-8 and *Staff Legal Bulletin 14G* (October 16, 2012).

As of the date of this letter, Chevedden has not provided written support demonstrating that he continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year as of the date on which the Second Proposal was submitted. When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1) and those deficiencies have not been timely cured, the Staff has consistently permitted companies to omit stockholder proposals. *See, e.g., Anadarko Petroleum Corporation* (January 26, 2011). Based on the foregoing, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Second Proposal from the 2015 Proxy Materials.

To the extent McRitchie and Young are considered to be the proponents of the Second Proposal, both the First Proposal and the Second Proposal may be excluded pursuant to Rule 14a-8(f)(1) because McRitchie and Young submitted the proposals in violation of the one proposal rule of Rule 14a-8(c) and failed to correct this deficiency after proper notice.

As set forth above, the evidence clearly demonstrates that the Second Proposal, submitted by Chevedden on December 1, 2014, was not authorized by McRitchie and Young until December 17, 2014. Thus, the Company believes Chevedden should be treated as the proponent of the Second Proposal as submitted on December 1, 2014. If it is the Staff's view, however, that McRitchie and Young are the proponents of both the First Proposal and the Second Proposal, then both proposals may be excluded pursuant to Rule 14a-8(f)(1) because McRitchie and Young have submitted more than one stockholder proposal to the Company and have failed to withdraw either proposal in response to the Company's timely request that they correct this deficiency.

Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Staff has consistently taken the position that under Rule 14a-8(c), in instances similar to these, a proponent may submit no more than one proposal for inclusion in a company's proxy materials with respect to the same meeting. For example, in *IGEN International, Inc.* (July 3, 2000), a shareowner proponent submitted seven proposals for inclusion in the company's proxy materials. The company notified the proponent that it was permitted to submit only one proposal under Rule 14a-8(c), but the proponent did not cure this deficiency. The Staff concurred that the company could exclude all proposals because the proponent failed to comply with Rule 14a-8(c). See also *Streamline Health Solutions, Inc.* (March 23, 2010); *Noble Roman's, Inc.* (March 12, 2010); *PG&E Corporation* (March 11, 2010); *Proctor & Gamble Co.* (August 8, 2007) (in each case concurring with the exclusion of all proposals submitted by the same proponent who failed to timely reduce the proposals to one after being notified by the company of the deficiency).

As with the proposals cited above, McRitchie and Young have failed to withdraw either the First Proposal or the Second Proposal despite the Company's timely First Deficiency Notice, a copy of which was also timely provided to Chevedden. Accordingly, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the First Proposal and the Second Proposal from the 2015 Proxy Materials.

To the extent McRitchie and Young are considered to be the proponents of the Second Proposal, the Second Proposal may be excluded pursuant to Rule 14a-8(e) because it was not authorized for submission by McRitchie and Young until December 17, 2014, well after the Company's December 1, 2014 deadline.

As set forth above, the evidence clearly demonstrates that submission of the Second Proposal was not authorized by McRitchie and Young until December 17, 2014, well after the deadline for the submission of stockholder proposals to the Company for inclusion in the 2015 Proxy Materials under Rule 14a-8. If it is the Staff's view that McRitchie and Young are the proponents of the Second Proposal, then December 17, 2014, the date on which McRitchie and Young authorized the submission of the Second Proposal, should be viewed as the submission date of that proposal. That date is 16 days after the Company's deadline for submission of stockholder proposals, a deficiency that is not capable of being remedied. The Staff has on numerous occasions permitted companies to exclude from proxy materials proposals received after the deadline. *See*, *e.g.*, PepsiCo, Inc. (January 3, 2014). Accordingly, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Second Proposal from the 2015 Proxy Materials.

* * *

Please direct any questions or comments regarding this request to the undersigned at Kansas City Southern, 427 West 12th Street, Kansas City, MO 64105 (telephone (816) 983-1360; fax (816) 983-1192; email agodderz@kcsouthern.com). Thank you for your consideration.

Sincerely,



Adam J. Godderz
Associate General Counsel and
Corporate Secretary

cc: John Chevedden (with attachments)
James McRitchie (with attachments)
Myra K. Young (with attachments)

EXHIBIT A

Adam Godderz

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 01, 2014 3:34 PM
To: Adam Godderz
Cc: Bill Galligan
Subject: Rule 14a-8 Proposal (KSU)
Attachments: CCE00000.pdf

Mr. Godderz,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

November 17, 2014

Mr. Adam J. Godderz
Corporate Secretary
Kansas City Southern (KSU)
427 W 12th St
Kansas City MO 64105
PH: 816 983-1303
PH: 816-983-1360
FX: 816-983-1192
FX 816-983-1227

Dear Corporate Secretary:

We are pleased to be shareholders in Kansas City Southern (KSU) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie

November 17, 2014

Date



Myra K. Young

November 17, 2014

Date

cc: William H. Galligan <bgalligan@kcsouthern.com>
Investor Relations
John Chevedden

[KSU: Rule 14a-8 Proposal, December 1, 2014]

Proposal 4 – Independent Board Chairman

Resolved: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it did not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

The role of the CEO and management is to run the company. The role of the Board of Directors is to provide independent oversight of management and the CEO. There is a potential conflict of interest for a CEO to be her/his own overseer as Chair while managing the business.

The combination of these two roles in a single person weakens a corporation's governance structure, which can harm shareholder value.

As Intel's former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

Shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and the Board empowering strong Board leadership. The primary duty of a Board of Directors is to oversee the management of a company on behalf of shareholders. A combined CEO / Chair creates a potential conflict of interest, resulting in excessive management influence on the Board and weaker oversight of management.

Numerous institutional investors recommend separation of these two roles. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

Chairing and overseeing the Board is a time intensive responsibility. A separate Chair also frees the CEO to manage the company and build effective business strategies.

Many companies have separate and/or independent Chairs. An independent Chair is the prevailing practice in the United Kingdom and many international markets and is an increasing trend in the U.S. This proposal topic won 50% plus support at five major U.S. companies in 2013.

Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Adam Godderz

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 01, 2014 4:45 PM
To: Adam Godderz
Cc: Bill Galligan
Subject: Rule 14a-8 Proposal Revision (KSU)
Attachments: CCE00001.pdf

Mr. Godderz,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

November 17, 2014

REVISED DEC. 1, 2014

Mr. Adam J. Godderz
Corporate Secretary
Kansas City Southern (KSU)
427 W 12th St
Kansas City MO 64105
PH: 816 983-1303
PH: 816-983-1360
FX: 816-983-1192
FX 816-983-1227

Dear Corporate Secretary:

We are pleased to be shareholders in Kansas City Southern (KSU) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie — November 17, 2014 (Date)



Myra K. Young — November 17, 2014 (Date)

cc: William H. Galligan <bgalligan@kcsouthern.com>
Investor Relations
John Chevedden

[KSU: Rule 14a-8 Proposal, December 1, 2014]
[Revised December 1, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens or hundreds of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting.

This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting without mandating a holding period. However it takes 25% of Kansas City Southern shareholders, from only those shareholders with at least one-year of continuous stock ownership, to call a special meeting.

Thus potentially 50% of Kansas City Southern shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the Kansas City Southern one-year restriction. The average holding period for stock is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

Please vote to enhance shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT C

KANSAS CITY SOUTHERN

MAILING ADDRESS: P.O. BOX 219335 • KANSAS CITY, MO 64121-9335


KANSAS
CITY
SOUTHERN
Lines

FOUNDED 1887

ADAM J. GODDERZ
Associate General Counsel & Corporate Secretary
Tel (816) 983-1360
agodderz@kcsouthern.com

December 12, 2014

Mr. James McRitchie and Ms. Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Deficiency Pursuant to Rule 14a-8

Dear Mr. McRitchie and Ms. Young:

On December 1, 2014, at 4:34 p.m. Eastern Time, I received from John Chevedden via email attachment a letter, dated November 17, 2014 and purporting to bear your signatures, and the accompanying shareholder proposal and supporting statement (the "First Proposal"). The First Proposal contains a resolution that the stockholders of Kansas City Southern (the "Company") request the Board of Directors to adopt a policy requiring the Chair of the Board to be an independent director. A copy of the First Proposal and the accompanying letter and email is attached to this letter as Exhibit A.

At 5:15 p.m. Eastern Time on the same day, I replied to Mr. Chevedden by email informing him that the Company had amended its bylaws earlier in the year, on February 20, 2014, to adopt a policy requiring that the Chair of the Board be an independent director.

Exactly 30 minutes later, at 5:45 p.m. Eastern Time, Mr. Chevedden sent a second email to me attaching a second letter and a different shareholder proposal and supporting statement (the "Second Proposal"). The second letter also purports to bear your signatures and is identical in all respects to the first letter except for the addition of the handwritten words "Revised Dec. 1, 2014" under the original date of November 17, 2014. The resolution contained in the Second Proposal requests that the Board amend the Company's bylaws to give the holders of 10% of the Company's outstanding common stock the power to call a special stockholder meeting. A copy of the Second Proposal and the accompanying letter and email is attached to this letter as Exhibit B.

On December 5, 2014, I received from Mr. Chevedden via email attachment a document from a representative of TD Ameritrade dated December 4, 2014 and stating that you had held continuously for at least thirteen months 50 shares of the Company's common stock.

Based on the foregoing facts, I believe that the Second Proposal was not authorized by you for submission to the Company as a stockholder proposal under SEC Rule 14a-8. I note in particular that the letter accompanying the Second Proposal, and purporting to delegate Mr. Chevedden to act as your agent, was an exact copy of the letter accompanying the First Proposal with the addition of a handwritten date, and was sent just over an hour after the first letter and only 30 minutes after my response to Mr. Chevedden's email. I am therefore treating the Second Proposal as Mr. Chevedden's proposal and as deficient under Rule 14a-8(b), because Mr. Chevedden has failed to provide evidence of the requisite ownership of the Company's common stock. I have provided a notice of deficiency to Mr. Chevedden on this basis and I have enclosed a copy of that notice, attached to this letter as Exhibit C.

Assuming, however, that the Second Proposal and accompanying letter were authorized by you prior to the Company's December 1 deadline, I am writing to notify you of a defect in the submissions. Rule 14a-8(c) states that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." To correct this deficiency, your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this notification. For your reference, please find enclosed a copy of Rule 14a-8.

If you do not correct the deficiency set forth in this letter within this time period, we intend to seek a No-Action Letter from the SEC to omit both the First Proposal and the Second Proposal from the Company's 2015 proxy materials on the basis of this deficiency. If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the proposals, please contact me at Kansas City Southern, 427 West 12th Street, Kansas City, MO 64105 (telephone (816) 983-1360; fax (816) 983-1192; email agodderz@kcsouthern.com). Thank you for your interest in the Company.

Sincerely,



Adam J. Godderz
Associate General Counsel and
Corporate Secretary

cc: John Chevedden (with attachments)

EXHIBIT A

Adam Godderz

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 01, 2014 3:34 PM
To: Adam Godderz
Cc: Bill Galligan
Subject: Rule 14a-8 Proposal (KSU)``
Attachments: CCE00000.pdf

Mr. Godderz,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

November 17, 2014

Mr. Adam J. Godderz
Corporate Secretary
Kansas City Southern (KSU)
427 W 12th St
Kansas City MO 64105
PH: 816 983-1303
PH: 816-983-1360
FX: 816-983-1192
FX 816-983-1227

Dear Corporate Secretary:

We are pleased to be shareholders in Kansas City Southern (KSU) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie

November 17, 2014
Date



Myra K. Young

November 17, 2014
Date

cc: William H. Galligan <bgalligan@kcsouthern.com>
Investor Relations
John Chevedden

[KSU: Rule 14a-8 Proposal, December 1, 2014]

Proposal 4 – Independent Board Chairman

Resolved: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it did not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

The role of the CEO and management is to run the company. The role of the Board of Directors is to provide independent oversight of management and the CEO. There is a potential conflict of interest for a CEO to be her/his own overseer as Chair while managing the business.

The combination of these two roles in a single person weakens a corporation's governance structure, which can harm shareholder value.

As Intel's former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

Shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and the Board empowering strong Board leadership. The primary duty of a Board of Directors is to oversee the management of a company on behalf of shareholders. A combined CEO / Chair creates a potential conflict of interest, resulting in excessive management influence on the Board and weaker oversight of management.

Numerous institutional investors recommend separation of these two roles. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

Chairing and overseeing the Board is a time intensive responsibility. A separate Chair also frees the CEO to manage the company and build effective business strategies.

Many companies have separate and/or independent Chairs. An independent Chair is the prevailing practice in the United Kingdom and many international markets and is an increasing trend in the U.S. This proposal topic won 50% plus support at five major U.S. companies in 2013.

Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Adam Godderz

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, December 01, 2014 4:45 PM
To:	Adam Godderz
Cc:	Bill Galligan
Subject:	Rule 14a-8 Proposal Revision (KSU)``
Attachments:	CCE00001.pdf

Mr. Godderz,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

November 17, 2014

Mr. Adam J. Godderz
Corporate Secretary
Kansas City Southern (KSU)
427 W 12th St
Kansas City MO 64105
PH: 816 983-1303
PH: 816-983-1360
FX: 816-983-1192
FX 816-983-1227

REVISED DEC. 1, 2014

Dear Corporate Secretary:

We are pleased to be shareholders in Kansas City Southern (KSU) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie — November 17, 2014 — Date



Myra K. Young — November 17, 2014 — Date

cc: William H. Galligan <bgalligan@kcsouthern.com>
Investor Relations
John Chevedden

[KSU: Rule 14a-8 Proposal, December 1, 2014]
[Revised December 1, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens or hundreds of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting.

This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting without mandating a holding period. However it takes 25% of Kansas City Southern shareholders, from only those shareholders with at least one-year of continuous stock ownership, to call a special meeting.

Thus potentially 50% of Kansas City Southern shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the Kansas City Southern one-year restriction. The average holding period for stock is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

Please vote to enhance shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 ***
this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT C

KANSAS CITY SOUTHERN

MAILING ADDRESS: P.O. BOX 219335 • KANSAS CITY, MO 64121-9335


KANSAS
CITY
SOUTHERN
Lines

FOUNDED 1887

ADAM J. GODDERZ
Associate General Counsel & Corporate Secretary
Tel (816) 983-1360
agodderz@kcsouthern.com

December 12, 2014

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Deficiency Pursuant to Rule 14a-8

Dear Mr. Chevedden:

On December 1, 2014, at 4:34 p.m. Eastern Time, I received from you via email attachment a letter, dated November 17, 2014 and purporting to bear the signatures of James McRitchie and Myra K. Young, and the accompanying shareholder proposal and supporting statement (the "First Proposal"). The First Proposal contains a resolution that the stockholders of Kansas City Southern (the "Company") request the Board of Directors to adopt a policy requiring the Chair of the Board to be an independent director.

At 5:15 p.m. Eastern Time on the same day, I replied to you by email informing you that the Company had amended its bylaws earlier in the year, on February 20, 2014, to adopt a policy requiring that the Chair of the Board be an independent director.

Exactly 30 minutes later, at 5:45 p.m. Eastern Time, you sent a second email to me attaching a second letter and a different shareholder proposal and supporting statement (the "Second Proposal"). The second letter also purports to bear the signatures of Mr. McRitchie and Ms. Young and is identical in all respects to the first letter except for the addition of the handwritten words "Revised Dec. 1, 2014" under the original date of November 17, 2014. The resolution contained in the Second Proposal requests that the Board amend the Company's bylaws to give the holders of 10% of the Company's outstanding common stock the power to call a special stockholder meeting. A copy of the Second Proposal and the accompanying letter and email is attached to this letter as Exhibit A.

On December 5, 2014, I received from you via email attachment a document from a representative of TD Ameritrade dated December 4, 2014 and stating that Mr. McRitchie and Ms. Young had held continuously for at least thirteen months 50 shares of the Company's common stock.

Based on the foregoing facts, I believe that the Second Proposal was not authorized prior to the Company's December 1 deadline by Mr. McRitchie or Ms. Young for submission to the Company as a stockholder proposal under SEC Rule 14a-8. I note in particular that the letter accompanying the Second Proposal, and purporting to delegate you to act as Mr. McRitchie's and Ms. Young's agent, was an exact copy of the letter accompanying the First Proposal with the addition of a handwritten date, and was sent just over an hour after the first letter and only 30 minutes after my response to you. I am therefore treating the Second Proposal as your proposal and I am hereby providing you with a notice of deficiency in the submission.

We have checked the records of our transfer agent and registrar and you do not appear as a registered holder of the Company's common stock. Furthermore, to the best of our information, knowledge, and belief you do not have a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5 on file with the SEC reporting your ownership of the Company's common stock.

As a result, in order to prove your eligibility to submit the Second Proposal, Rule 14a-8(b) requires you to provide us with written evidence that you have continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year as of the time that the proposal was submitted. I am treating December 1, 2014, as the date of submission because that is the date on which I received the Second Proposal from you by email.

In order to cure this defect, you must submit a written statement from the record holder of your Company common stock (usually a broker or bank) that verifies your required ownership for fully one year as of the submission date. Such a verification from the record holder would be in substantially this form: "As of December 1, 2014, John Chevedden held, and has held continuously for at least one year, X number of shares of Kansas City Southern common stock."

In addition, the Company has not received your written statement that you intend to continue to hold the Company common stock through the date of the Company's 2015 Annual Meeting of Stockholders, as required by Rule 14a-8(b). To remedy this defect, you must submit to the Company a written statement that you intend to continue ownership of the shares through the date of the 2015 Annual Meeting of Stockholders.

If you do not correct the deficiency set forth in this letter within this time period, we intend to seek a No-Action Letter from the SEC to omit the Second Proposal from the Company's 2015 proxy materials on the basis of this deficiency. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this notice of deficiency. As a courtesy, I have enclosed copies of Rule 14a-8 and Staff Legal Bulletin No. 14G (CF) (October 16, 2012). I hope that you find this information useful and I specifically draw your attention to those sections of Staff Legal Bulletin No. 14G (CF) that discuss the sufficiency of proof of ownership letters provided by affiliates of the Depository Trust Company or securities intermediaries that are not brokers or banks. If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Second Proposal, please contact me at Kansas City Southern, 427 West 12th Street, Kansas City, MO 64105 (telephone (816) 983-1360; fax (816) 983-1192; email agodderz@kcsouthern.com). Thank you for your interest in the Company.

Sincerely,



Adam J. Godderz
Associate General Counsel and
Corporate Secretary

cc: James McRitchie (with attachments)
Myra K. Young (with attachments)

SEC RULE 14a-8

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of December 9, 2014

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



EXHIBIT D

KANSAS CITY SOUTHERN

MAILING ADDRESS: P.O. BOX 219335 • KANSAS CITY, MO 64121-9335


KANSAS
CITY
SOUTHERN
Lines

FOUNDED 1887

ADAM J. GODDERZ
Associate General Counsel & Corporate Secretary
Tel (816) 983-1360
agodderz@kcsouthern.com

December 12, 2014

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Deficiency Pursuant to Rule 14a-8

Dear Mr. Chevedden:

On December 1, 2014, at 4:34 p.m. Eastern Time, I received from you via email attachment a letter, dated November 17, 2014 and purporting to bear the signatures of James McRitchie and Myra K. Young, and the accompanying shareholder proposal and supporting statement (the "First Proposal"). The First Proposal contains a resolution that the stockholders of Kansas City Southern (the "Company") request the Board of Directors to adopt a policy requiring the Chair of the Board to be an independent director.

At 5:15 p.m. Eastern Time on the same day, I replied to you by email informing you that the Company had amended its bylaws earlier in the year, on February 20, 2014, to adopt a policy requiring that the Chair of the Board be an independent director.

Exactly 30 minutes later, at 5:45 p.m. Eastern Time, you sent a second email to me attaching a second letter and a different shareholder proposal and supporting statement (the "Second Proposal"). The second letter also purports to bear the signatures of Mr. McRitchie and Ms. Young and is identical in all respects to the first letter except for the addition of the handwritten words "Revised Dec. 1, 2014" under the original date of November 17, 2014. The resolution contained in the Second Proposal requests that the Board amend the Company's bylaws to give the holders of 10% of the Company's outstanding common stock the power to call a special stockholder meeting. A copy of the Second Proposal and the accompanying letter and email is attached to this letter as Exhibit A.

On December 5, 2014, I received from you via email attachment a document from a representative of TD Ameritrade dated December 4, 2014 and stating that Mr. McRitchie and Ms. Young had held continuously for at least thirteen months 50 shares of the Company's common stock.

Based on the foregoing facts, I believe that the Second Proposal was not authorized prior to the Company's December 1 deadline by Mr. McRitchie or Ms. Young for submission to the Company as a stockholder proposal under SEC Rule 14a-8. I note in particular that the letter accompanying the Second Proposal, and purporting to delegate you to act as Mr. McRitchie's and Ms. Young's agent, was an exact copy of the letter accompanying the First Proposal with the addition of a handwritten date, and was sent just over an hour after the first letter and only 30 minutes after my response to you. I am therefore treating the Second Proposal as your proposal and I am hereby providing you with a notice of deficiency in the submission.

We have checked the records of our transfer agent and registrar and you do not appear as a registered holder of the Company's common stock. Furthermore, to the best of our information, knowledge, and belief you do not have a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5 on file with the SEC reporting your ownership of the Company's common stock.

As a result, in order to prove your eligibility to submit the Second Proposal, Rule 14a-8(b) requires you to provide us with written evidence that you have continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year as of the time that the proposal was submitted. I am treating December 1, 2014, as the date of submission because that is the date on which I received the Second Proposal from you by email.

In order to cure this defect, you must submit a written statement from the record holder of your Company common stock (usually a broker or bank) that verifies your required ownership for fully one year as of the submission date. Such a verification from the record holder would be in substantially this form: "As of December 1, 2014, John Chevedden held, and has held continuously for at least one year, X number of shares of Kansas City Southern common stock."

In addition, the Company has not received your written statement that you intend to continue to hold the Company common stock through the date of the Company's 2015 Annual Meeting of Stockholders, as required by Rule 14a-8(b). To remedy this defect, you must submit to the Company a written statement that you intend to continue ownership of the shares through the date of the 2015 Annual Meeting of Stockholders.

If you do not correct the deficiency set forth in this letter within this time period, we intend to seek a No-Action Letter from the SEC to omit the Second Proposal from the Company's 2015 proxy materials on the basis of this deficiency. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this notice of deficiency. As a courtesy, I have enclosed copies of Rule 14a-8 and Staff Legal Bulletin No. 14G (CF) (October 16, 2012). I hope that you find this information useful and I specifically draw your attention to those sections of Staff Legal Bulletin No. 14G (CF) that discuss the sufficiency of proof of ownership letters provided by affiliates of the Depository Trust Company or securities intermediaries that are not brokers or banks. If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Second Proposal, please contact me at Kansas City Southern, 427 West 12th Street, Kansas City, MO 64105 (telephone (816) 983-1360; fax (816) 983-1192; email agodderz@kcsouthern.com). Thank you for your interest in the Company.

Sincerely,



Adam J. Godderz
Associate General Counsel and
Corporate Secretary

cc: James McRitchie (with attachments)
Myra K. Young (with attachments)

EXHIBIT A

Adam Godderz

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 01, 2014 4:45 PM
To: Adam Godderz
Cc: Bill Galligan
Subject: Rule 14a-8 Proposal Revision (KSU)
Attachments: CCE00001.pdf

Mr. Godderz,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

November 17, 2014

Mr. Adam J. Godderz
Corporate Secretary
Kansas City Southern (KSU)
427 W 12th St
Kansas City MO 64105
PH: 816 983-1303
PH: 816-983-1360
FX: 816-983-1192
FX 816-983-1227

REVISED DEC. 1, 2014

Dear Corporate Secretary:

We are pleased to be shareholders in Kansas City Southern (KSU) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie — November 17, 2014 — Date



Myra K. Young — November 17, 2014 — Date

cc: William H. Galligan <bgalligan@kcsouthern.com>
Investor Relations
John Chevedden

[KSU: Rule 14a-8 Proposal, December 1, 2014]
[Revised December 1, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens or hundreds of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting.

This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting without mandating a holding period. However it takes 25% of Kansas City Southern shareholders, from only those shareholders with at least one-year of continuous stock ownership, to call a special meeting.

Thus potentially 50% of Kansas City Southern shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the Kansas City Southern one-year restriction. The average holding period for stock is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

Please vote to enhance shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

SEC RULE 14a-8

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of December 9, 2014

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



STAFF LEGAL BULLETIN 14G (CF)



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)

(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

EXHIBIT E

*** FISMA & OMB Memorandum M-07-16 ***

November 17, 2014

Mr. Adam J. Godderz
Corporate Secretary
Kansas City Southern (KSU)
427 W 12th St
Kansas City MO 64105
PH 816 983-1303
PH 816-983-1360
FX 816-983-1192
FX 816-983-1227

REVISED DEC. 1, 2014

Revision authorized
J. McRitchie 12/17/2014
Myra K. Young

Dear Corporate Secretary:

We are pleased to be shareholders in Kansas City Southern (KSU) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie — November 17, 2014 — Date



Myra K. Young — November 17, 2014 — Date

cc: William H. Galligan <bgalligan@kcsouthern.com>
Investor Relations
John Chevedden

KSU

Post-it® Fax Note 7671	Date 12-23-14 # of pages ▶
To Adam Godderz	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 816-983-1227	Fax #

*** FISMA & OMB Memorandum M-07-16 ***

November 17, 2014

Mr. Adam J. Godderz
Corporate Secretary
Kansas City Southern (KSU)
427 W 12th St
Kansas City MO 64105
PH: 816 983-1303
PH: 816-983-1360
FX: 816-983-1192
FX 816-983-1227

REVISED DEC. 1, 2014

We intend to hold the Company stock through the date of the Company's 2015 Annual Meeting of stockholders as required by Rule 14a-8(b).
J. McRitchie
Myra K. Young 12/23/2014

Dear Corporate Secretary:

We are pleased to be shareholders in Kansas City Southern (KSU) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

J. McRitchie
James McRitchie — November 17, 2014 — Date

Myra K. Young
Myra K. Young — November 17, 2014 — Date

cc: William H. Galligan <bgalligan@kcsouthern.com>
Investor Relations
John Chevedden

EXHIBIT F

BYLAWS
OF
KANSAS CITY SOUTHERN

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

As amended and restated on September 26, 2014

These Amended and Restated Bylaws (the "Bylaws) of Kansas City Southern, a Delaware corporation (the "Corporation"), are hereby amend and restate the previous bylaws of the Corporation which are hereby deleted in their entirety and replaced with the following effective on September 26, 2014:

ARTICLE I

CORPORATE OFFICES

Section 1. Registered Office. The registered office of the Corporation shall be fixed in the Corporation's certificate of incorporation. References in these Bylaws to the certificate of incorporation, as the same shall be amended and/or restated from time to time (the "Certificate"), shall include the terms of any certificate of designations of any series of preferred stock.

Section 2. Other Offices. The Corporation also may have offices at such other places, both within and without the State of Delaware, as the Board of Directors of the Corporation (the "Board of Directors") may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of stockholders for any purpose may be held at such time and place, within or without the State of Delaware, as shall be designated by the Board of Directors and stated in the Corporation's notice of the meeting.

Section 2. Annual Meetings. The annual meeting of the stockholders, at which they shall elect directors and transact such other business as may properly be brought before the meeting, shall be held on the first Thursday of May of each year, or such other date and at such time and at such place as shall be designated from time to time by the Board of Directors and stated in the Corporation's notice of the meeting.

Section 3. Advance Notice Procedures. (a) *Advance Notice of Stockholder Business*. To be properly brought before the annual meeting, business must be brought (1) pursuant to the Corporation's proxy materials with respect to such meeting, (2) by or at the direction of the Board of Directors, or (3) by a stockholder of the Corporation who (A) was a stockholder of record both at the time of giving notice for the meeting and at the time of the meeting and is entitled to vote at the meeting and (B) has timely complied in proper written form with the procedures set forth in this Section 3(a). In addition, for business to be properly brought before an annual meeting by a stockholder, such business must be a proper matter for stockholder action pursuant to these Bylaws and applicable law. Except for proposals properly made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations) (the "1934 Act"), and included in the notice of meeting given by or at the direction of the Board of Directors, for the avoidance of doubt, clause (3) above shall be the exclusive means for a stockholder to bring business before an annual meeting of stockholders.

(i) For business to be properly brought before an annual meeting by a stockholder pursuant to Section 3(a)(3) above, a stockholder's notice must set forth all information required under this Section 3(a) and must be received by the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the close of business on the 90th day nor later than the close of business on the 60th day before the one-year anniversary of the date of the preceding year's annual meeting; *provided, however*, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year's annual meeting, then, for notice by the stockholder to be timely, it must be received by the Secretary of the Corporation not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of

(i) the 60th day prior to such annual meeting or (ii) the tenth day following the day on which a Public Announcement (as defined below) of the date of such annual meeting is first made. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described in this Section 3(a)(i). "Public Announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

(ii) To be in proper written form, a stockholder's notice to the Secretary of the Corporation must set forth as to each matter of business the stockholder intends to bring before the annual meeting: (1) a brief description of the business intended to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business and any Stockholder Associated Person (as defined below), (3) the class or series and number of shares of the Corporation that are held of record or are beneficially owned, directly or indirectly, by the stockholder or any Stockholder Associated Person and any Derivative Instruments (as defined below) held or beneficially owned, directly or indirectly, by the stockholder or any Stockholder Associated Person, (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such stockholder or any Stockholder Associated Person with respect to any securities of the Corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such stockholder or any Stockholder Associated Person with respect to any securities of the Corporation, (5) any proxy, contract, arrangement, understanding or relationship pursuant to which the stockholder or a Stockholder Associated Person has a right to vote any shares of any security of the Corporation, (6) any rights to dividends on the shares of the Corporation beneficially owned by the stockholder or a Stockholder Associated Person that are separated or separable from the underlying shares of the Corporation, (7) any performance-related fees (other than asset-based fees) that the stockholder or a Stockholder Associated Person is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, (8) any material interest of the stockholder or a Stockholder Associated Person in such business and (9) a statement whether such stockholder or any Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation's voting shares required under applicable law to carry the proposal (such information provided and statements made as required by clauses (1) through (9), a "Business Solicitation Statement"). In addition, to be in proper written form, a stockholder's notice to the Secretary of the Corporation must be supplemented not later than ten days following the record date for notice of the meeting to disclose the information contained in clauses (3) through (7) above as of the record date for notice of the meeting. For purposes of this Section 3, a "Stockholder Associated Person" of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder and on whose behalf the proposal or nomination, as the case may be, is being made, or (iii) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (i) and (ii). For purposes of this Section 3, a "Derivative Instrument" shall mean any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of capital stock of the Corporation or otherwise.

(iii) Without exception, no business shall be conducted at any annual meeting except in accordance with the provisions set forth in this Section 3(a) and, if applicable, Section 3(b). In addition, business proposed to be brought by a stockholder may not be brought before the annual meeting if such stockholder or a Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Business Solicitation Statement applicable to such business or if the Business Solicitation Statement applicable to such business contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The Chair of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that business was not properly brought before the annual meeting in accordance with the provisions prescribed by these Bylaws, and, if the Chair should so determine, he or she shall so declare at the annual meeting that any such business not properly brought before the annual meeting shall not be conducted.

(b) *Advance Notice of Director Nominations at Annual Meetings*. Notwithstanding anything in these Bylaws to the contrary, only persons who are nominated in accordance with the procedures set forth in this Section 3(b) shall be eligible for election or re-election as directors at an annual meeting of stockholders. Nominations of persons for election or re-election to the Board of Directors shall be made at an annual meeting of stockholders only (1) by or at the direction of the Board of Directors or (2) by a stockholder of the Corporation who (A) was a stockholder of record both at the time of giving notice for the meeting and at the time of the meeting and is entitled to vote at the meeting and (B) has complied with the notice procedures set forth in this Section 3(b). The foregoing clause (2) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of

Directors at an annual meeting. In addition to any other applicable requirements, for a nomination to be made by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

(i) To comply with clause (2) of Section 3(b) above, notice of a nomination to be made by a stockholder must set forth all information required under this Section 3(b) and must be received by the Secretary of the Corporation at the principal executive offices of the Corporation at the time set forth in, and in accordance with, Section 3(a)(i).

(ii) To be in proper written form, such stockholder's notice to the Secretary must set forth:

(1) as to each person (a "nominee") whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of the nominee, (B) the principal occupation or employment of the nominee, (C) the class or series and number of shares of the Corporation that are held of record or are beneficially owned, directly or indirectly, by the nominee and any Derivative Instruments that are held of record or are beneficially owned, directly or indirectly, by the nominee, (D) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any securities of the Corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of, the nominee, (E) any proxy, contract, arrangement, understanding or relationship pursuant to which the nominee has a right to vote any shares of any security of the Corporation, (F) any rights to dividends on the shares of the Corporation beneficially owned by the nominee that are separated or separable from the underlying shares of the Corporation, (G) any performance-related fees (other than asset-based fees) that the nominee is entitled to, based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, (H) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, (I) a written statement executed by the nominee acknowledging that as a director of the Corporation, the nominee will owe a fiduciary duty under Delaware law with respect to the Corporation and its stockholders and giving consent to be named in the proxy statement, (J) a fully completed Director's Questionnaire, on the form supplied by the Corporation on its website (www.kcsouthern.com), executed by the nominee, (K) a written representation and agreement that such person (*i*) is not and will not become a party to (*1*) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (*2*) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, (*ii*) is not and will not become a party to any agreement, arrangement or reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (*iii*) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation, and *(iv)* will abide by the requirements of Article III, Section 5(b) of these Bylaws; and (L) any other information relating to the nominee that would be required to be disclosed about such nominee if proxies were being solicited for the election or re-election of the nominee as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation the nominee's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected or re-elected, as the case may be); and

(2) as to such stockholder giving notice, (A) the information required to be provided pursuant to clauses (2) through (7) of Section 3(a)(ii) above, and the supplement referenced in the second sentence of Section 3(a)(ii) above (except that the references to "business" in such clauses shall instead refer to nominations of directors for purposes of this paragraph), and (B) a statement whether such stockholder or Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of a number of the Corporation's voting shares reasonably believed by such stockholder or Stockholder Associated Person to be necessary to elect or re-elect such nominee(s) (such information provided and statements made as required by clauses (A) and (B) above, a "Nominee Solicitation Statement").

(iii) At the request of the Board of Directors, any person nominated by a stockholder for election or re-election as a director must furnish to the Secretary of the Corporation (1) that information required to be set forth in the stockholder's notice of nomination of such person as a director as of a date subsequent to the date on which the notice of such person's nomination was given, (2) such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director or audit committee financial expert of the Corporation under applicable laws, securities exchange rules or regulations, or any publicly-disclosed corporate governance guideline or committee charter of the Corporation and (3) such information as would be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

In the absence of the furnishing of such information if requested, such stockholder's nomination shall not be considered in proper form pursuant to this Section 3(b).

(iv) Without exception, no person shall be eligible for election or re-election as a director of the Corporation at an annual meeting of stockholders unless nominated in accordance with the provisions set forth in this Section 3(b). In addition, a nominee shall not be eligible for election or re-election if a stockholder or Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The Chair of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that a nomination was not made in accordance with the provisions prescribed by these Bylaws, and if the Chair should so determine, he or she shall so declare at the annual meeting, and the defective nomination shall be disregarded.

(c) *Other Requirements and Rights*. In addition to the foregoing provisions of this Section 3, a stockholder must also comply with all applicable requirements of state law and of the 1934 Act and the rules and regulations thereunder with respect to the matters set forth in this Section 3. Nothing in this Section 3 shall be deemed to affect any rights of:

(i) a stockholder to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the 1934 Act;

(ii) the Corporation to omit a proposal from the Corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the 1934 Act; or

(iii) the holders of any series of preferred stock if and to the extent provided for under law, the Certificate or these Bylaws.

Section 4. Notice of Stockholder Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the General Corporation Law of the State of Delaware (the "DGCL"), the Certificate or these Bylaws, the written notice of any meeting of stockholders shall be given not fewer than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Section 5. Quorum. The holders of a majority of the aggregate voting power of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders, except as otherwise required by the DGCL, the Certificate or these Bylaws. Where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum (as to such class or series) entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the Certificate or these Bylaws. Abstentions and non-votes by brokers are counted as present for purposes of determining a quorum.

If a quorum is not present or represented at any meeting of the stockholders, then either (i) the Chair of the meeting, or (ii) the holders of a majority of the shares entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

Section 6. Voting. Each holder of shares of common stock and preferred stock shall be entitled to vote on the basis of one vote for each voting share held by such holder, except as otherwise provided by the Certificate.

Subject to Sections 3 and 10 of this Article II, stockholders shall elect directors of the Corporation at an annual or special meeting of stockholders by the affirmative vote of a majority of the votes cast, in person or by proxy, for or against each director by the holders of outstanding shares of common stock or preferred stock entitled to vote for the election of directors; provided that if the number of nominees, as of the time of mailing of the Corporation's proxy statement with respect to such meeting, exceeds the number of directors to be elected, the stockholders shall instead elect the directors by a plurality vote.

Section 7. List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; *provided, however,* if the record date for determining the stockholders entitled to vote is fewer than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date. The stockholder list shall be arranged in alphabetical order and show the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list.

Section 8. Inspectors. For each meeting of stockholders there may be appointed by the Board of Directors or by the Chair of the meeting three (3) inspectors of election. If any inspector shall fail or be unable to serve as inspector or for any reason be unable to complete his duties, an alternate inspector shall be appointed by the Board of Directors or the Chair of the meeting. The inspectors of election shall examine and canvass the proxies and ballots, and make and submit a signed report of the votes cast at the meeting, which shall be entered at large upon the records.

Section 9. Inspectors' Oath. An inspector, before he enters on the duties of his office, shall take and subscribe an oath substantially in the following form before any officer authorized by law to administer oaths:

> "I do solemnly swear that I will execute the duties of an inspector of the election now to be held with strict impartiality and according to the best of my ability."

Section 10. Special Meeting. (a) Special meetings of the stockholders for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate, may be called only by (1) the Board of Directors, (2) the Chair of the Board of Directors, (3) the Chief Executive Officer (meetings called under (Section 10(a)(1), (2) and (3) are referred to as a "Corporation Requested Special Meeting"), or (4) subject to Section 10(c) below, by the Secretary at the written request in proper form of one or more stockholders of record (a "Stockholder Requested Special Meeting") who have continuously held for at least one year prior to the date such request is delivered to the Secretary a "net long position" (as defined below) in shares of common stock of the Corporation representing in the aggregate at least twenty five percent (25%) of the outstanding shares of common stock of the Corporation (the "Requisite Percent"). Special meetings of the stockholders may not be called by any other person or persons.

(b) (1) "Net long position" of a person shall mean the shares of stock of the Corporation that such person or, if such person is a nominee, custodian or other agent that is holding the shares on behalf of another person (the "beneficial owner"), that such beneficial owner would then be deemed to own pursuant to Rule 200(b) under the 1934 Act (as such Rule is in effect on the date on which the Bylaws are first amended to include this Section 10(b)), excluding, at any time, any shares as to which such stockholder or beneficial owner, as the case may be, does not then have the right to vote or direct the vote and excluding, at any time, any shares as to which such person or beneficial owner (or any Affiliate or Associate of such person or beneficial owner), as the case may be, had directly or indirectly entered into (or caused to be entered into) and not yet terminated a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares, and further subtracting from any person's ownership of shares at any time such person's (and such person's Affiliates' and Associates") "short position," (as defined pursuant to Rule 14e-4(a) under the 1934 Act (as such Rule is in effect on the date on which the Bylaws are first amended to include this Section 10(b)). Whether the requesting stockholders have met the requirements of this Section 10(b) and the other provisions of Section 10 shall be determined in good faith by the Board of Directors or its designees, which determination shall be conclusive and binding on the Corporation and the stockholders.

(2) An "Affiliate" of a person shall mean another person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.

(3) An "Associate" of a person shall mean (i) any corporation or organization (other than a majority-owned subsidiary of such person) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of such person or any of its parents or subsidiaries.

(c) A request for a Stockholder Requested Special Meeting must be signed by stockholders (or their duly authorized agents) holding the Requisite Percent and be delivered to the Secretary at the principal executive offices of the Corporation by registered mail, return receipt requested. Such request shall (i) set forth a statement of the specific purpose or purposes of the meeting and the matters proposed to be acted on at such special meeting, (ii) bear the date of signature of each such stockholder (or duly authorized agent) signing the request, (iii) include evidence of the fact and duration of each such stockholder's beneficial ownership of such common stock consistent with that which is required under Regulation 14A under the 1934 Act, (iv) set forth all information relating to each such stockholder that must be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case, pursuant to Regulation 14A under the 1934 Act, (v) contain the information required by Article II, Section 3 of these Bylaws, (vi) if the purpose of the Stockholder Requested Meeting includes the election of one or more directors, contain any other information that would be required to be set forth with respect to a proposed nominee pursuant to Article II, Section 3 of these Bylaws, including the completed and signed questionnaire, representation and agreement required by Article II, Section 3(b)(ii)(1)(J) and (K) and (vii) include an acknowledgment by each stockholder and any duly authorized agent that any disposition of shares of common stock of the Corporation as to which such stockholder has a net long position as of the date of delivery of the special meeting request and prior to the date for the Stockholder Requested Special Meeting requested by such stockholder shall constitute a revocation of such request with respect to such shares. In addition, each such stockholder and any duly authorized agent shall promptly provide any other information reasonably requested by the Corporation to allow it to satisfy its obligations under applicable law. Any requesting stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary at the principal executive offices of the Corporation. If, following such revocation at any time before the date of the Stockholder Requested Special Meeting, the remaining requests are from stockholders holding in the aggregate less than the Requisite Percent, the Board of Directors, in its discretion, may cancel the Stockholder Requested Special Meeting.

(d) Notwithstanding the foregoing, the Secretary shall not be required to call a special meeting of stockholders if (i) the Board has called or calls an annual or special meeting of stockholders to be held not later than sixty (60) days after the date on which a valid request has been delivered to the Secretary (the "Delivery Date"); or (ii) the request (A) is received by the Secretary during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting; (B) contains an item of business identical or substantially similar (a "Similar Item") to an item of business that was presented at any meeting of stockholders held within one hundred and twenty (120) days prior to the Delivery Date (and, for purposes of this clause (B) the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors or any similar matter); (C) relates to an item of business that is not a proper subject for action by the stockholders of the Corporation under applicable law; (D) was made in a manner that involved a violation of Regulation 14A under the 1934 Act or other applicable law; or (E) does not comply with the provisions of this Section 10.

(e) Any Stockholder Requested Special Meeting shall be held at such date, time and place within or without the state of Delaware as may be fixed by the Board; provided, however, that the meeting shall not be held more than one hundred twenty (120) days after receipt of a valid request. In fixing a date, time and place for any Stockholder Requested Special Meeting, the Board of Directors may consider such factors as it deems relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for meeting and any plan of the Board of Directors to call an annual meeting or a special meeting.

(f) Business transacted at any Stockholder Requested Special Meeting shall be limited to the purpose(s) stated in the request; provided, however, that nothing herein shall prohibit the Corporation from submitting additional matters to a vote of the stockholders at any Stockholder Requested Special Meeting.

(g) In determining whether special meeting requests have met the requirements of this Section 10, multiple special meeting requests will be considered together only if (i) each special meeting request identifies substantially the same purpose or purposes of the requested special meeting and substantially the same matters proposed to be acted on at the Stockholder Requested Special Meeting (in each case as determined in good faith by the Board of Directors), and (ii) such special meeting requests have been delivered to the Secretary within 60 days of the delivery to the Secretary of the earliest dated special meeting request relating to such item(s) of business.

(h) If none of the stockholders who submitted a special meeting request appears or sends a qualified representative to present the item of business submitted by the stockholders for consideration at the Stockholder Requested Special Meeting, such item of business shall not be submitted for vote of the stockholders at such Stockholder Requested Special Meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation or such stockholder(s).

(i) The Board of Directors may cancel, postpone or reschedule any previously scheduled special meeting called by the Board of Directors at any time, before or after the notice for such meeting has been sent to stockholders.

(j) Nominations of persons for election to the Board of Directors may be made at a Corporation Requested Special Meeting at which directors are to be elected pursuant to the Corporation's notice of meeting (i) by or at the direction of the Board of Directors or (ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (A) is a stockholder of record both at the time of giving notice for the meeting and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) complies with the notice procedures set forth in these Bylaws as to such nomination. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a Corporation Requested Special Meeting. In the event of a Corporation Requested Special Meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by Article II, Section 3 of these Bylaws with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by Article II, Sections 3(b)(ii)(1)(J) and (K) of these Bylaws) shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the close of business on the 90th day prior to the date of such special meeting and not later than the close of business on the 60th day prior to the date of such special meeting or, if later, the tenth day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The provisions of Article II, Sections 3(b)(iii), 3(b)(iv) and 3(c) shall also apply to any such stockholder nomination. In no event shall any adjournment or postponement of a special meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described above.

Section 11. Organization. The Chair of the Board of Directors, and in his absence the Chief Executive Officer, the President or one of the Vice Presidents, shall call meetings of the stockholders to order and act as Chair of such meeting. In the absence of all these officers, the Board of Directors may appoint a Chair of the meeting. The Secretary of the Corporation shall act as secretary at all meetings of the stockholders; but the Board of Directors may designate an Assistant Secretary for that purpose before the meeting and, if no such designation shall have been made, then such designation may be made by the Chair of the meeting. The conduct of any meeting of the stockholders shall be governed by such rules, regulations and procedures as the Chair of the meeting, in his sole and exclusive discretion shall determine.

Section 12. Adjourned Meeting; Notice. When a meeting is adjourned to another time and/or place, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or a new record date for stockholders entitled to vote is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 13. Record Dates. (a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than sixty (60) nor fewer than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 14. Proxies. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A written proxy may be in the form of a telegram, cablegram, or other means of electronic transmission permitted by law, which results in a writing from such stockholder or by his attorney.

ARTICLE III

BOARD OF DIRECTORS

Section 1. General Powers. The general management of the business and affairs and all the corporate powers of the Corporation shall be vested in and exercised by its Board of Directors which shall exercise all of the powers of the Corporation except such as are by statute, or by the Certificate or by these Bylaws, conferred upon or reserved to the stockholders. The directors shall act only as a Board of Directors and the individual directors shall have no power as such.

Section 2. Number, Term and Qualifications. The number of directors shall not be less than three nor more than eighteen, the exact number of directors to be determined from time to time by resolution adopted by a majority of the whole Board of Directors, and such exact number shall be eighteen until otherwise determined by resolution adopted by a majority of the whole Board of Directors. Directors need not be stockholders.

Subject to the rights of the holders of any Preferred Stock or any series of New Series Preferred Stock to elect Directors:

(a) Commencing with the election of directors at the 2015 Annual Meeting of Stockholders, two classes of directors will remain: (i) the directors in the class that was elected at the 2013 Annual Meeting of Stockholders and having a term that expires at the 2016 Annual Meeting of Stockholders and (ii) the directors in the class that is to be elected at the 2014 Annual Meeting of Stockholders and having a term that expires at the 2017 Annual Meeting of Stockholders. Directors elected at the 2015 Annual Meeting of Stockholders shall be elected for a one-year term expiring at the 2016 Annual Meeting of Stockholders.

(b) Commencing with the election of directors at the 2016 Annual Meeting of the Stockholders, one class of directors will remain; those directors elected at the 2014 Annual Meeting of Stockholders and having a term that expires at the 2017 Annual Meeting of Stockholders. Directors elected at the 2016 Annual Meeting of Stockholders shall be elected for a one-year term expiring at the 2017 Annual Meeting of Stockholders.

(c) From and after the election of directors at the 2017 Annual Meeting of Stockholder, the Board of Directors shall cease to be classified and the directors elected at the 2017 Annual Meeting of Stockholders (and each annual meeting of the stockholders thereafter) shall be elected for a term expiring at the following annual meeting of stockholders.

In the event of any increase or decrease in the authorized number of directors at any time when the Board of Directors is divided into a class or classes: (a) each director then serving shall continue as a director of the class of which he or she is a member until the expiration of the director's term or the director's death, retirement, resignation, or removal; (b) each newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors shall be filled only by a majority of the directors then in office, though less than a quorum, pursuant to Section 223 of the Delaware Corporation Law. Any director elected to fill a newly created directorship that results from an increase in the number of directors shall be elected for a term expiring at the next annual meeting of the stockholders, and any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of the predecessor director. Current directors serving in a class that was elected for a three-year term at the annual meeting of stockholders from 2012 through 2014 may be removed only for cause. All other directors may be removed either with or without cause.

No person who has attained the age of 75 shall be eligible to be nominated or to serve as a member of the Board of Directors, but any person who shall attain the age of 75 during the term of directorship to which he was elected shall be eligible to serve the remainder of such term. No former Chief Executive Officer of the Company is eligible to be elected or appointed to the Board of Directors."

Section 3. Election of Directors. Directors shall be elected at the annual meetings of stockholders by ballot in the manner provided in these Bylaws and the Certificate.

Section 4. Newly Created Directorships and Vacancies. Newly created directorships and vacancies which shall occur in the Board of Directors because of death, resignation, disqualification or any other cause, may be filled by a majority of the directors then in office, though less than a quorum, pursuant to Section 223 of the DGCL. Such directors may, by resolution, eliminate any vacant directorship thereby reducing the size of the whole Board of Directors but in no event shall the size of the Board of Directors be reduced to fewer than three directors. No decrease in the Board of Directors shall shorten the term of any incumbent directors.

Section 5. Resignations. (a) Any director of the Corporation may resign at any time by giving written notice to the Chair of the Board of Directors or, in his or her absence, the Chief Executive Officer or Secretary. Except for a resignation tendered pursuant to Article III, Section 5(b) of these Bylaws, which shall be governed by the provisions thereof, such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein and, unless otherwise provided therein, the acceptance of such resignation shall not be necessary to make it effective.

(b) In the case of an uncontested election (i.e., an election where the number of persons properly nominated for election as directors at a meeting of stockholders, as of the time of mailing of the Corporation's proxy statement with respect to such meeting, does not exceed the number of directors to be elected at such meeting), any nominee for reelection as a director who does not receive votes "for" his or her election equal to at least a simple majority of the votes cast on the question of such nominee's election (a "Majority Elected Director") shall, following certification of the election results, promptly tender his or her offer of resignation to the Board of Directors. ("Abstentions" will not count as votes cast with respect to a director for purposes of this paragraph.) Such offer shall become effective only if (and at such time as), as set forth below, the Board of Directors accepts such resignation. The Nominating and Corporate Governance Committee shall make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors shall act on the tendered resignation, taking into account the Nominating and Corporate Governance Committee's recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the certification of the election results. The Nominating and Corporate Governance Committee in making its recommendation, and the Board of Directors in making its decision, may each consider any factors or other information that it considers appropriate and relevant. The director who tenders his or her resignation shall not participate in the recommendation of the Nominating and Corporate Governance Committee or the decision of the Board of Directors with respect to his or her resignation. If a majority of the members of the Nominating and Corporate Governance Committee are not Majority Elected Directors in the same uncontested election, then the independent directors on the Board of Directors will appoint a committee amongst themselves solely for the purpose of considering the tendered resignations and will recommend to the Board of Directors whether to accept or reject each tendered resignation, or whether other action should be taken; this committee may, but need not, consist of all of the independent directors who are Majority Elected Directors. To the extent that one or more directors' resignations are accepted by the Board of Directors, the Nominating and Corporate Governance Committee (or the committee appointed pursuant to the preceding sentence, as the case may be) will recommend to the Board of Directors whether to fill such vacancy or vacancies or to reduce the size of the Board of Directors, and the Board of Directors, in its sole discretion, may fill any such vacancy or vacancies or decrease the size of the Board of Directors pursuant to the provisions of Article III, Section 4 of these Bylaws.

Section 6. Organization. The Board of Directors shall hold its organizational meeting as soon as practicable after the Annual Meeting of Stockholders. The Chair of the Board of Directors, or in his absence, a director elected by the remaining directors, shall preside at all meetings of the Board of Directors.

Section 7. Place of Meetings. The Board of Directors may hold its meetings, both regular and special, at such place or places, within or without the State of Delaware as determined by the Board of Directors. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 8. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as shall from time to time be determined by the Board of Directors.

Section 9. Special Meetings. Special meetings of the Board of Directors may be called at the request of the Chair of the Board of Directors, the Executive Committee, or of the Chief Executive Officer, or of any three members of the Board of Directors. Notice of the time and place of such meeting shall be given either by mail to each director at least three (3) days before such meeting or personally, by telephone, by telegram or by other method of electronic transmission to each director at least twelve (12) hours before such meeting.

Section 10. Quorum. A majority of the Board of Directors at a meeting duly assembled shall be necessary to constitute a quorum for the transaction of business except as otherwise provided by statute, by the Certificate or by these Bylaws. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum, a majority of the directors present may adjourn the meeting from time to time until a quorum be present, without notice other than by announcement at the meeting.

Section 11. Report to Stockholders. The Chair or the Chief Executive Officer shall make a report or statement of the affairs of the Corporation at each regular annual meeting of the stockholders.

Section 12. Compensation. The directors may receive reasonable fees to be determined from time to time by the Board of Directors for services actually performed in attending meetings and for other services actually performed and the expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board of Directors. A director who is, at the same time, an officer or employee of the Corporation or of any subsidiary or affiliate, shall not be entitled to receive any compensation or fee for service as a director or as a member of any committee of the Board of Directors.

Section 13. Consent of Directors in Lieu of Meeting. Unless otherwise restricted by the Certificate or Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or Directors or Committee, as the case may be, consent thereto in writing, or by electronic transmission, and the writing or writings or the electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or Committee.

ARTICLE IV

COMMITTEES

Section 1. Committees of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more directors of the Corporation, including the following committees:

(a) *Executive Committee: Organization and Powers*. There shall be an Executive Committee to consist of the Chair of the Board of Directors, the Chief Executive Officer and one independent director (as defined in the New York Stock Exchange listing standards then in effect). The Board of Directors shall elect the members of the Executive Committee by vote of a majority of the Board of Directors and one member of the Executive Committee shall be elected as Chair by the vote of a majority of the whole Board of Directors. The members of the Executive Committee shall be elected annually at the Board of Directors' organizational meeting or as soon thereafter as possible.

When the Board of Directors is not in session, the Executive Committee shall have and may exercise all the powers of the Board of Directors in the management of the business and affairs of the Corporation in all cases in which specific directions shall not have been given by the Board of Directors including, but not limited to, the power to declare dividends on the common and preferred stock of the Corporation, and to authorize the seal of the Corporation to be affixed to all papers which may require it. The members of the Executive Committee shall act only as a committee and individual members shall have no power as such.

(b) *Compensation and Organization Committee: Organization and Powers.* There shall be a Compensation and Organization Committee to consist of three (3) or more directors, the number of which being fixed from time to time by resolution adopted by a majority vote of the whole Board of Directors. Each member of this Committee shall be affirmatively determined by a majority vote of the whole Board of Directors to qualify as independent under the New York Stock Exchange listing standards then in effect. The Board of Directors shall elect the members of the Compensation and Organization Committee by vote of a majority of the whole Board of Directors, and one member of the Compensation and Organization Committee shall be elected its Chair by the vote of a majority of the whole Board of Directors. The members of the Compensation and Organization committee shall be elected annually at the Board of Directors' organizational meeting or as soon thereafter as possible.

The Compensation and Organization Committee shall have the power: to authorize and determine all salaries for the officers and supervisory employees of the Corporation and subsidiary companies as may be prescribed from time to time by resolution adopted by the Board of Directors; to administer the incentive compensation plans of the Corporation, The Kansas City Southern Railway Company and the other subsidiaries of the Corporation in accordance with the powers and authority granted in such plans; and to determine any incentive allowances to be made to officers and staff of the Corporation and its subsidiaries. The Compensation and Organization Committee shall have the power to administer the Employee Stock Purchase Plan of the Corporation under which eligible employees of the Corporation and its subsidiaries and affiliates are permitted to subscribe to and to purchase shares of the Corporation common stock through payroll deductions.

The Compensation and Organization Committee shall have full power: to act as the Stock Option Plan Committee to construe and interpret any stock option plan or similar plan of the Corporation and all options, stock appreciation rights, limited rights and other equity awards granted under this plan or any other plan; to determine the terms and provisions of the respective option agreements and other equity awards, including such terms and provisions as, in the judgment of the Committee, are necessary or desirable to qualify any of the options as "incentive stock options"; to establish and amend rules for its administration; to grant options, stock appreciation rights, limited rights and other equity awards under any stock option plan of the Corporation; to determine and designate the recipients of options, stock appreciation rights, limited rights and other equity awards; to determine and designate the dates that options, stock appreciation rights, limited rights and other equity awards are granted; to determine and designate the number of shares subject to options, stock appreciation rights, limited rights and other equity awards; to determine and designate the option prices and option periods; and to correct any defect or supply any omission or reconcile any inconsistency in any stock option plan of the Corporation or in any option, stock appreciation right, limited right or other equity award to the extent the Committee deems desirable to carry any stock option plan or any option, stock appreciation right, limited right or other equity award into effect.

The Compensation and Organization Committee shall also have the power: to review the consolidated earnings of the Corporation and to make recommendations to the Board of Directors with respect to the allocation of funds to the Corporation's Profit Sharing Plan; and to review the results of the investment program of the Profit Sharing Plan and make reports thereof to the Board of Directors.

(c) *Audit Committee: Organization and Powers.* There shall be an Audit Committee to consist of three (3) or more directors who meet the requirements of the New York Stock Exchange and the Securities and Exchange Commission, the number of which being fixed from time to time by resolution adopted by a majority vote of the whole Board of Directors. The Board of Directors shall elect the members of the Audit Committee by vote of a majority of the whole Board of Directors and one member of the Audit Committee shall be elected as Chair by a vote of a majority of the whole Board of Directors. The members of the Audit Committee shall be appointed by the Board of Directors annually at the Board of Directors' organizational meeting or as soon thereafter as possible.

The Audit Committee shall have the power and the duty to meet with and consider suggestions from members of management and of the Corporation's internal audit staff, as well as with the Corporation's independent accountants, concerning the financial operations of the Corporation. The Audit Committee shall additionally have the power to review audited financial statements of the Corporation and consider and recommend the employment of, and approve the fee arrangement with, independent accountants for both audit functions and for advisory and other consulting services.

(d) *Nominating and Corporate Governance Committee: Organization and Powers.* There shall be a Nominating and Corporate Governance Committee consisting of three (3) or more directors, the number of which being fixed from time to time by resolution adopted by a majority vote of the whole Board of Directors. Each member of this Committee shall be affirmatively determined by a majority vote of the whole Board of Directors to qualify as independent under the New York Stock Exchange listing standards then in effect. The members of the Nominating and Corporate Governance Committee shall be elected and vacancies filled by the vote of a majority of the whole Board of Directors, and one member of the Nominating and Corporate Governance Committee shall be elected its Chair by the vote of a majority of the whole Board of Directors. The members of the Nominating and Corporate Governance Committee shall be elected by the Board of Directors annually at the Board of Directors' organizational meeting or as soon thereafter as possible.

The primary purposes of this Committee shall be to (i) identify and recommend to the Board of Directors qualified nominees for election to the Board of Directors (whether for election by the stockholders or by the Board of Directors) and (ii) to advise the Board of Directors with respect to the establishment, implementation and evaluation of corporate governance guidelines applicable to the Company. The Committee shall prepare and present to the Board of Directors for approval a written charter setting forth in more detail the duties and responsibilities of the Committee.

(e) *Finance Committee: Organization and Powers.* There shall be a Finance Committee consisting of three (3) or more directors, the number of which shall be fixed from time to time by resolution adopted by a majority vote of the whole Board of Directors, and a majority of the Committee shall be non-officer directors. The Board of Directors shall elect the members of the Finance Committee by vote of a majority of the whole Board of Directors and one member of the Finance Committee shall be elected as Chair by the vote of a majority of the whole Board of Directors. The members of the Finance Committee shall be elected annually at the Board of Directors' organizational meeting or as soon thereafter as possible.

The Finance Committee shall have the power and duty to review and oversee the capital structure of the Corporation and its subsidiaries and to make recommendations relating thereto to the Board of Directors.

Section 2. Rules, Records, Reports and Charters. The Committees may make and adopt such rules and regulations governing their proceedings as they may deem proper and which are consistent with the statutes of the State of Delaware, the Certificate and Bylaws. Each Committee shall adopt a charter, to be approved by the Board of Directors and reviewed annually. In addition to the authority, duties and obligations expressly set forth in these Bylaws, the Committees shall have such authority, duties and obligations as shall be set forth in their respective Charters, as approved by the Board of Directors. The Committees shall keep a full and accurate record of all their acts and proceedings and report the same from time to time to the Board of Directors.

Section 3. Meetings. Regular meetings of the committees shall be held at such times and at such places as from time to time may be fixed by the committees. Special meetings of the committees may be held at such other times as may in the judgment of the Chair or, he being absent, in the judgment of a member, be necessary. Notice of regular meetings need not be given. Notice of special meetings shall be given to each member by mail not less than three (3) days before the meeting or personally, by telephone, telegram or by other method of electronic transmission to each member not less than twelve (12) hours before the meeting, unless the Chair of the committee, or a member acting in that capacity in his absence, shall deem a shorter notice expedient.

Section 4. Quorum. A majority of members of a committee shall constitute a quorum for the transaction of business and the act of a majority of those present shall be the act of the committee (except with respect to the Compensation and Organization Committee, in which any act of the Compensation and Organization Committee when acting as the Stock Option Plan Committee under any stock option plan, must be authorized and approved by at least (3) members).

Section 5. Subcommittees. A committee may appoint such subcommittees as it shall deem necessary.

Section 6. Vacancies. Any vacancy in a committee shall be filled by a majority of the whole Board of Directors.

Section 7. Substitute Members. Whenever at any time a member of any committee shall be absent from a meeting of that committee and it shall be necessary in order to constitute a quorum or, for other reason, it may be deemed expedient or desirable, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously designate a director (subject to the eligibility requirements set forth in Sections 1(b), (c) and (d) of this Article IV above) to serve and act in his stead; and in the event that the absence of a committee member shall be prolonged, such substitute member may, subject to the approval of the committee, continue to act for the term of its duration. A director so designated shall rank as a duly qualified member of the committee during incumbency, and shall be entitled to participate in its deliberations with the same force and effect as if elected in the manner herein elsewhere provided.

Section 8. Compensation. Subject to the provisions of Section 12 of Article III of these Bylaws, each member of any committee may receive a reasonable fee to be fixed by the Board of Directors for services actually performed in attending meetings, and for other services actually performed, and shall receive expenses of attendance, if any actually incurred by him for attendance at any meeting of the committee.

ARTICLE V

OFFICERS, AGENTS AND EMPLOYEES

Section 1. Election of Officers. The Board of Directors at its annual organizational meeting, shall elect a Chair of the Board of Directors, Chief Executive Officer and President of the Corporation. The Chair of the Board of Directors shall be an independent director (as defined in the New York Stock Exchange listing standards then in effect).The Chief Executive Officer shall be a member of the Board of Directors. The Board of Directors may elect a Chief Operating Officer.

Section 2. Vice Presidents. The Board of Directors may, in its discretion, appoint one or more additional Vice Presidents.

Section 3. Other Officers. The Board of Directors shall appoint a Secretary, a Treasurer and a General Counsel or Chief Legal Officer and a Chief Accounting Officer. The Board of Directors may also appoint one or more Assistant Secretaries, and one or more Assistant Treasurers.

Section 4. Powers, Duties and Responsibilities. The powers, duties and responsibilities of the officers and employees of the Corporation, which are not prescribed by statute, by the Certificate or by these Bylaws, shall be defined in rules or regulations which may be adopted and from time to time modified or changed by the Board of Directors.

Section 5. Vacancies. The Board of Directors shall, as soon as practicable, fill any vacancy in the office of Chair of the Board of Directors, Chief Executive Officer or President. Any vacancy in any other office may be filled temporarily by the Chair of the Board of Directors or the Chief Executive Officer or, in case of their temporary incapacity or absence, the President, may make an appointment pro tem and confer on such appointee full power and authority to act in place of any of said officers or appointees so temporarily incapacitated or absent; but such appointment shall be subject to change by the Board of Directors or by the Executive Committee at any regular or special meeting.

Section 6. Absence from Duty. No officer or employee of the Corporation shall be absent from duty without the consent of the Chief Executive Officer, the President or the head of the department in which he is employed.

Section 7. Resignations. If the Chair is an employee of the Corporation, the Chair may resign at any time by giving written notice to the Board of Directors. If the Corporation has a separate Chair and Chief Executive Officer, the Chief Executive Officer may resign at any time by giving written notice to the Chair. Any other officer may resign at any time by giving written notice to the Chief Executive Officer, President or to the Secretary of the Corporation. Except for a resignation tendered pursuant to Article III, Section 5(b) of these Bylaws, which shall be governed by the provisions thereof, such resignation shall take effect at the date of the receipt of such notice, or at any later time specified therein and, unless otherwise provided therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 8. Removals. All officers and agents of the Corporation shall be subject to removal at any time by the affirmative vote of a majority of the members of the Board of Directors present at any meeting. All officers and employees not appointed by the Board of Directors shall hold their offices at the discretion of the Executive Committee or of the officer appointing them.

Section 9. Term of Office. The officers of the Corporation shall hold office for one year and until their successors shall have been duly elected or appointed and qualified, or until they shall die, resign or be removed.

Section 10. Salaries. The salaries of officers elected or appointed by the Board of Directors or by the Executive Committee, shall be fixed by the Compensation and Organization Committee. The salaries of all other officers and employees shall be fixed by the Chief Executive Officer, or by the President or heads of departments subject to the approval of the Chief Executive Officer; and the compensation of all officers and employees shall be subject to the control of the Board of Directors or of the Compensation and Organization Committee.

No special compensation shall be paid to any officer or employee unless authorized by the Board of Directors, the Executive Committee or the Compensation and Organization Committee.

CHAIR OF THE BOARD OF DIRECTORS

Section 11. Duties. The Chair of the Board of Directors shall preside at all meetings of the Stockholders and the Board of Directors at which he is present and perform such other duties as the Board of Directors may prescribe. In his absence, the President shall discharge the duties of the Chair of the Board of Directors other than as specified in Article III, Section 6 of these Bylaws.

CHIEF EXECUTIVE OFFICER

Section 12. General Powers and Duties. The Chief Executive Officer shall have the general care, supervision and control of the Corporation's business and operation in all departments under control of the Board of Directors. The Chief Executive Officer shall have such other powers and perform such other duties as the Chair or the Board of Directors may from time to time prescribe and shall perform such other duties as are incidental to the office of the Chief Executive Officer.

Section 13. Appointments. Except as otherwise provided by statute, the Certificate, or these Bylaws, the Chief Executive Officer may appoint such additional officers and may employ such persons as he shall deem necessary for the proper management of the business and property of the Corporation.

PRESIDENT

Section 14. General Powers and Duties. The President shall be the ranking officer in the affairs of the Corporation next below the Chief Executive Officer. In the absence or incapacity of the Chief Executive Officer, the President shall discharge the duties and responsibilities of the Chief Executive Officer. The President shall have such powers and perform such duties as shall from time to time be conferred and prescribed by the Chair, the Chief Executive Officer, the Board of Directors, or the Executive Committee.

VICE PRESIDENTS

Section 15. Powers and Duties. The Vice Presidents shall have such powers and perform such duties as shall from time to time be conferred and prescribed by the Chief Executive Officer, the President, the Board of Directors or by the Executive Committee.

SECRETARY

Section 16. Duties. The Secretary, or, in his absence, an Assistant Secretary, shall attend all meetings of the stockholders, of the Board of Directors and of the Executive Committee, and shall record their proceedings. He shall report to the Board of Directors and the Executive Committee and through the respective Chair.

Section 17. Notice of Meetings. The Secretary shall give due notice of all meetings of the stockholders and of the Board of Directors and of the Executive Committee, where such notice is required by law, by the Certificate, by these Bylaws, by the Board of Directors or by the Executive Committee.

Section 18. Custody of Seal, Etc. The Secretary shall be custodian of the seal of the Corporation and of its records, and of such papers and documents as may be committed to his care by the Board of Directors or of the Executive Committee. He shall have power to affix the seal of the Corporation to instruments to which the same is authorized to be affixed by the Board of Directors or by the Executive Committee, and shall have power to attest the same. He shall perform such other duties as may be assigned to him by the Chair of the Board of Directors, the Chief Executive Officer, the President, the Board of Directors or the Executive Committee, or as may be prescribed in the rules or regulations to be adopted by the Board of Directors.

Section 19. Duties of Assistant Secretaries. The Assistant Secretary or Secretaries shall perform such duties as may be assigned to him or them by the Chair of the Board of Directors, the Board of Directors or by the Executive Committee, the Chief Executive Officer, the President or the Secretary, or as may be prescribed in the rules or regulations, if any, to be adopted by the Board of Directors or the Executive Committee; and, when authorized by the Board of Directors or by the Executive Committee, he or they shall have the power to affix the corporate seal to instruments and to attest the same, and to sign the certificates of stock of the Corporation.

TREASURER

Section 20. Duties. The Treasurer, either in person or through competent and faithful assistants, shall receive, keep and disburse all moneys, belonging or coming to the Corporation; he shall keep regular, true and full accounts of all receipts and disbursements, and make detailed reports of the same to the Chief Executive Officer, the President and the Chief Financial Officer and, as requested or when required, to the Board of Directors, Audit Committee, Finance Committee or to the Executive Committee.

Section 21. Other Duties. The Treasurer shall perform such other duties in connection with the administration of the financial affairs of the Corporation as the Board of Directors or the Executive Committee shall assign to him or as may be prescribed in the rules or regulations to be adopted by the Board of Directors or the Executive Committee. The Treasurer shall give bond in such amount as shall be required by the Board of Directors or by the Executive Committee. Any Assistant Treasurer appointed pursuant to the provisions of these Bylaws shall also give bond in such amount as shall be required by the Board of Directors or by the Executive Committee.

GENERAL COUNSEL OR CHIEF LEGAL OFFICER

Section 22. Duties. The General Counsel or Chief Legal Officer shall render such legal services and perform such duties as the Board of Directors, Executive Committee, Chair of the Board of Directors, Chief Executive Officer, President or other elected or appointed officer may request from time to time.

CHIEF ACCOUNTING OFFICER

Section 23. Duties. The Chief Accounting Officer shall have charge of the Accounting Department. He shall have the supervision and management of all accounts of the Corporation, and shall prescribe, enforce and maintain the system of bookkeeping, and the books, blanks, etc., for keeping the accounts of the Corporation. He shall have the cooperation of all departments. He shall keep regular sets of books, showing a complete record of the general business transactions of the Corporation, and for that purpose shall receive from the Treasurer, Assistant Treasurers and agents of the Corporation such daily or other reports of receipts and disbursements as he may require.

Section 24. Custody of Contracts. The Chief Accounting Officer shall have the custody of all written contracts and other similar written instruments to which the Corporation is a party.

Section 25. Statements by Chief Accounting Officer. The Chief Accounting Officer shall render such statements of the affairs of the Corporation, shown by his books and records, as may be required for the information of the Board of Directors or of the Executive Committee, and shall by proper distribution and classification of the accounts under his charge, be prepared to furnish such reports as may be required by the Chair of the Board of Directors, the Chief Executive Officer, the President, the Board of Directors, and the Executive Committee, or any state or federal official.

ARTICLE VI

CERTIFICATE OF STOCK

Section 1. Provision for Issue, Transfer and Registration. The Board of Directors shall provide for the issue, transfer and registration of the capital stock of the Corporation in the City of New York or elsewhere, and for that purpose may appoint the necessary officers, transfer agents and registrars of transfers.

Section 2. Uncertificated Stock; Certificates of Stock. The shares of common stock and preferred stock of the Corporation shall be represented by certificates, unless and until the officers of the Corporation provide for the issuance of some or all of any or all classes or series of such stock to be issued as uncertificated shares. Every holder of stock in the Corporation represented by a certificate shall be entitled to have a certificate, signed by, or in the name of the Corporation by, the Chair, the President or a Vice President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned.

Section 3. Facsimile Signatures of Certificates. The signature of any officer, transfer agent, or registrar on a certificate for shares of the Corporation may be facsimile. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature has been used on, any such certificate or certificates shall cease to be such officer, transfer agent or registrar of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer, transfer agent or registrar of the Corporation. Record shall be kept by the Transfer Agent of the number of each certificate, the date thereof, the name of the person owning the shares represented thereby, and the number of shares. Every certificate surrendered to the Corporation for transfer or exchange shall be canceled by perforation or otherwise with the date of cancellation indicated thereon.

Section 4. Lost, Stolen or Destroyed Certificates. Except as provided in this Section 4, no new certificates for stock shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 5. Transfer of Stock. Transfer of stock of the capital stock of the Corporation shall be made only on the books of the Corporation by the holder thereof, or by his attorney thereunto authorized by a power of attorney duly executed and filed with the Transfer Agent of the Corporation, and on surrender for cancellation of the certificate or certificates for such shares represented by certificates. A person in whose name shares of stock stand on the books of the Corporation and no one else shall be deemed the owner thereof as regards the Corporation.

Section 6. Registrar and Transfer Agent. The Corporation shall at all times maintain a registrar, which shall in every case be a bank or trust company, and a transfer agent, to be appointed by the Board of Directors, in accordance with the requirements of the New York Stock Exchange, and registration and transfer of the Corporation's stock certificates shall be in accordance with the rules and regulations of said stock exchange. The Board of Directors may also make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of shares of the capital stock of the Corporation.

Section 7. Closing of Transfer Books; Record Date. The Board of Directors may close the stock transfer books of the Corporation for a period not more than sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders or the date for payment of any dividend or the date for the allotment of rights or the date when any change or conversion or exchange of capital stock shall go into effect. In lieu of closing the stock transfer books as aforesaid, the Board of Directors may fix a record date as set forth in Article II, Section 13.

ARTICLE VII

SEAL

Section 1. The authorized seal shall have inscribed thereon the name of the Corporation, the year of incorporation and the name of the state of incorporation. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise applied.

ARTICLE VIII

FISCAL YEAR

Section 1. The fiscal year of the Corporation shall commence on the first day of January of each year.

ARTICLE IX

NOTICES

Section 1. Form of Notice. Where notice, other than by publication, is required to be given by Delaware law, the Certificate or Bylaws, notice to directors and stockholders shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such directors or stockholders at such address as appears on the books of the Corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given personally, by telephone, by telegram, by electronic transmission or in such other manner as may be provided in these Bylaws.

Section 2. Waiver of Notice. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated herein, shall be deemed equivalent thereto.

ARTICLE X

INDEMNIFICATION, AMENDMENTS AND MISCELLANEOUS

Section 1. Indemnification. (a) *Indemnity.* Each person who at any time is, or shall have been, a director, officer or employee of the Corporation, and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is, or was, a director, officer or employee of the Corporation, or served at the request of the Corporation as a director, officer, employee or trustee of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified against expense (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit or proceeding to the full extent provided under Section 145 of the DGCL. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which any such director, officer, employee may be entitled, under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

(b) *Insurance.* The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL, *provided* that such insurance is commercially available at reasonable expense.

(c) *Indemnification of Others*. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any agent of the Corporation to the fullest extent of the provisions of this Bylaw with respect to the indemnification and advancement of expenses of directors, officers and employees of the Corporation.

(d) *Advancement of Expenses*. The right to indemnification conferred on directors and officers in this Bylaw shall be a contract right and shall include the right to have the Corporation pay the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the DGCL so requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such director or officer is not entitled to be indemnified under this Bylaw or otherwise.

Section 2. Amendments. These Bylaws may be altered, amended or repealed by a vote of a majority of the whole Board of Directors at any meeting of the Board of Directors. The Board of Directors in its discretion may, but need not, submit any proposed alteration, amendment or repeal of the Bylaws to the stockholders at any regular or special meeting of the stockholders for their adoption or rejection; *provided* notice of the proposed alteration, amendment or repeal be contained in the notice of such stockholders' meeting.

Section 3. Proxies. Unless otherwise provided by resolution of the Board of Directors, the Chief Executive Officer or, in his absence or disability, the President, from time to time in the name and on behalf of the Corporation: may appoint an attorney or attorneys, agent or agents of the Corporation (who may be or include himself), in the name and on behalf of the Corporation to cast the votes which the Corporation may be entitled to cast as a stockholder or otherwise in any other corporation any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporations or to consent in writing to any action by such other corporation; may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent; and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal all such written proxies or other instruments as may be necessary or proper to evidence the appointment of such attorneys and agents.

EXHIBIT G

Corporate Governance Guidelines

of Kansas City Southern

These guidelines have been approved and adopted by the Board of Directors (as whole, the "Board"; reference to the individuals, "Director" or "Directors") of Kansas City Southern ("KCS" or the "Company"). The guidelines, along with the Certificate of Incorporation, Bylaws and the charters and key practices of the Board committees, form the framework for governance of the Company.

I. Role of Board and Management. The Company's business is conducted by its employees, managers and officers, under the direction of the chief executive officer ("CEO") and the oversight of the Board, to enhance the long-term value of the Company for its stockholders. The Directors are elected by the stockholders to oversee management and to assure that the long-term interests of the stockholders are being served.

II. Functions of the Board. The Board will meet as frequently as necessary for the Board to properly discharge its responsibilities. Regularly scheduled meetings of the Board are held four times a year, at which the Board receives and discusses reports from committees of the Board, reviews and discusses reports by management on the performance of the Company, its plans and prospects, as well as immediate issues facing the Company. Directors are expected to attend all scheduled Board and committee meetings. Directors are encouraged to attend the Annual Meeting of Stockholders. In addition to its general oversight of management, the Board, as a whole or through an appropriate committee, also performs a number of specific functions, including:

a. selecting, evaluating and compensating the CEO and overseeing CEO succession planning;
b. providing counsel and oversight on the selection, evaluation, development and compensation of senior management;
c. reviewing, monitoring and approving fundamental financial and business strategies and major corporate actions;
d. assessing major risks facing the Company and reviewing options for dealing with such risks; and
e. ensuring processes are in place for maintaining the integrity of the Company, including the integrity of the financial statements and relationships with customers, suppliers and other stakeholders.

Information and materials for consideration are to be distributed to Directors sufficiently in advance of each Board or committee meeting to permit appropriate consideration, except with respect to matters which arise without sufficient time to complete distribution of materials in advance.

III. Director Selection Process. The Directors are elected each year by the stockholders at the Annual Meeting of Stockholders. The Board, following receipt of recommendations from the Nominating and Corporate Governance Committee, is responsible for proposing a slate of nominees for consideration each year. Between annual meetings, the Board, in accordance with the KCS Bylaws, may elect Directors to fill vacancies and newly created positions.

Stockholders may propose nominees in accordance with Article I, Section 11 of the KCS Bylaws for consideration by the Nominating and Corporate Governance Committee by submitting a timely written nomination notice to the Office of the Corporate Secretary at Kansas City Southern, P.O. Box 219335, Kansas City, Missouri, 64121-9335, or via express carrier to Corporate Secretary, Kansas City Southern, 427 West 12th Street, Kansas City, Missouri 64105.

IV. Director-Nominee Evaluation and Identification. At least annually, the Nominating and Corporate Governance Committee will evaluate the governance needs of the Company, including consideration of Director-nominee candidates to fill existing or anticipated vacancies on the Board or to make appropriate additions to the Board. In making this evaluation, the Nominating and Corporate Governance Committee will consider the qualifications, qualities and skills referred to below, in the context of the current composition and performance of the Board and of the evolving needs of the Company.

The Nominating and Corporate Governance Committee strives to nominate directors who represent an appropriate mix of backgrounds and experiences to best enhance the functions of the Board. The Nominating and Corporate Governance Committee considers diversity in the broadest sense, thus including factors such as age, sex, race, ethnicity and geographic location, as well as a variety of experience and educational backgrounds (such as operations, finance, accounting and marketing experience and education) when seeking Board nominees. The Nominating and Corporate Governance Committee does not have a diversity policy in place.

The Nominating and Corporate Governance Committee may in its discretion utilize the resources and relationships of its members, Company stockholders and executive recruiting or search firms to identify Director-nominee candidates, as provided in the Nominating and Corporate Governance Committee Charter. Nominees recommended by stockholders in compliance with the Bylaws of the Company will be evaluated on the same basis as other nominees considered by the Nominating and Corporate Governance Committee.

V. Director Qualifications, Qualities & Skills. Directors and nominees must be committed to representing the long-term interests of the stockholders and must meet, at a minimum, the following qualifications:

- Highest personal and professional ethics, integrity and values;
- Independence, in accordance with the requirements of the New York Stock Exchange, unless their lack of independence would not prevent two-thirds of the Board from meeting such requirements;
- No current service on Boards of companies that, in the judgment of the Nominating and Corporate Governance Committee, are in competition with, or opposed to the best interests of, the Company;
- Below the age of 75 years as of the date of the meeting at which their election would occur.

Additionally, it is considered desirable that Directors and nominees possess the following qualities and skills:

- Significant experience at policy making levels in business, government or education;
- Significant experience or relationships in, or knowledge about, geographic markets served by the Company or industries that are relevant to the Company's business;
- Willingness and availability to devote sufficient time to carrying out their duties and responsibilities effectively, including service on appropriate committees of the Board.

VI. Director Independence. A majority of the members of the Board must be independent, as determined affirmatively by the Board in accordance with the listing standards of the New York Stock Exchange (an "Independent Director"); although the goal of the Company is to have two-thirds of the members of the Board meet these standards of independence.

a. No Director qualifies as "independent" unless the Board affirmatively determines that the Director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company).

b. In addition, a Director is not independent if:

(i) The Director is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer of the Company.

(ii) The Director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Company, other than Director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(iii)(A) The Director is a current partner or employee of a firm that is the Company's internal or external auditor; (B) the Director has an immediate family member who is a current partner of such a firm; (C) the Director has an immediate family member who is a current employee of such a firm and personally works on the Company's audit; or (D) the Director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Company's audit within that time.

(iv) The Director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee.

(v) The Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

References to the "Company" include any subsidiary in a consolidated group with the Company.

The Company will not make any personal loans or extensions of credit to Directors or executive officers. No Director or immediate family member may provide personal services for compensation to the Company, unless approved unanimously by the Independent Directors.

VII. Director Orientation and Education. The Company will maintain an orientation program for new Directors. In addition, the Company will provide Directors information about appropriate programs Directors are encouraged to attend and provide appropriate materials to assist Directors in performing their Board responsibilities.

VIII. Director Tenure, Succession and Retirement. Current Directors serve for a three-year term and until their successors are elected. Beginning in 2015, Directors will be elected to serve for a one-year term and until their successors are elected. Subject to the following policy on Director retirement, there are no limits on the number of terms that may be served by a Director. Pursuant to the Bylaws of the Company, no person is eligible to be nominated or serve as a Director after such person's 75th birthday, unless that birthday occurs during the term of directorship to which he or she was elected, in which case, such Director is eligible to serve the remainder of such term. Any Director may resign at any time by giving written notice to the Chairman, CEO or the Corporate Secretary, effective upon or after receipt of such notice.

IX. Board Committees. The Board has established the following standing committees to assist the Board in discharging certain of its responsibilities: (i) Audit; (ii) Compensation and Organization; (iii) Nominating and Corporate Governance; and (iv) Finance. Members of the Audit, Compensation and Organization, and Nominating and Corporate Governance Committees must consist only of Independent Directors as defined by the New York Stock Exchange listing standards. In addition, members of the Audit Committee and the Compensation and Organization Committee must also meet applicable standards established by the SEC and the NYSE for Audit Committee and Compensation and Organization Committee members. The Finance Committee shall have a minimum of three Directors, a majority of whom shall be non-management Directors. Each committee has adopted a charter and shall review it at least annually and amend it from time to time as appropriate. Committee charters and subsequent amendments thereto are subject to Board approval. The current charters of these committees shall be published on the Company's website and will be mailed to stockholders on written request. The committee chairs report the highlights of their meetings to the full Board following each meeting of the respective committees. The Board has also established an Executive Committee empowered to act with the authority of the Board when the Board is not in session, to the extent permitted by law and by the Bylaws of the Company. The Executive Committee shall consist of the Chairman, the Chief Executive Officer and at least one other Independent Director.

X. Financial Literacy and Financial Expert on Audit Committee. The Company requires, in accordance with New York Stock Exchange listing standards, that each member of the Audit Committee be financially literate, as determined by the Board of Directors. Financial literacy requires, at a minimum, that the member possess the ability to read and understand the fundamental financial statements of the Company so as to be able to discuss the adequacy of such statements. In addition, it is the Company's policy that at least one member of the Audit

Committee meet the definition of "audit committee financial expert" set forth in the rules of the Securities and Exchange Commission.

XI. Service by Audit Committee Members on Audit Committees of More than Two Other Public Companies. The Company does not limit the number of audit committees on which the members of its Audit Committee may serve. However, for any Director to simultaneously serve on the Company's Audit Committee and the audit committees of more than two other public companies, the Board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the Company's Audit Committee and disclose that determination in the Company's annual proxy statement.

XII. Chair of the Board and Meetings of Independent Directors. The Board of Directors shall annually elect the Chair of the Board of Directors, who shall be an Independent Director. The Chair shall preside at all meetings of stockholders and shall chair all meetings of the Board of Directors. In addition, the Chair shall perform all duties which may be required by law and such other duties as specified by the Board. The Independent Directors will meet annually in February without the presence of any non-independent Directors. The Independent Directors may also meet without the presence of non-independent Directors at such other times as they deem necessary or desirable. The Chair will preside at these meetings.

XIII. Self Evaluation. The Board and each of its standing committees will perform an annual self-evaluation. The Directors will be requested to provide their assessments of the effectiveness of the Board and of the committees on which they serve. The assessments should include the Board or committee's contribution as a whole, and specific areas in which the Board, management and each committee believe their respective contributions could be improved. The individual assessments will be organized and summarized by outside legal counsel experienced in corporate governance for discussion with the Board and the committees.

XIV. Agenda Items for Board Meetings. The Board shall be responsible for its agenda. Sufficiently in advance of each Board meeting, the Chair will establish a schedule of agenda subjects to be discussed at such meeting. Each Director is free to raise meeting subjects that are not on the agenda for that meeting.

XV. Ethics and Conflicts of Interest. The Board expects the Directors, as well as officers and employees, to act ethically at all times and to acknowledge their adherence to the policies comprising the Company's Code of Business Conduct and Ethics for Directors, Officers and Employees. The Board will not permit any waiver of any ethics policy for any Director or executive officer. If an actual or potential conflict of interest arises for a Director, the Director shall promptly inform the Board. If a significant conflict exists and cannot be resolved, the Director should resign. All Directors will recuse themselves from any discussion or decision affecting their personal, business or professional interests.

XVI. Reporting of Concerns/Complaints. Anyone who has a concern about the Company's conduct, or about the Company's accounting, internal accounting controls or auditing matters, is encouraged to communicate that concern directly to the Chair of the Audit Committee or the Chair of the Board of Directors, and may also communicate the concern to any other Director. Such communications may be confidential or anonymous, and may be submitted in writing, or reported by phone to special addresses and a toll-free phone number that are published on the

Company's website. Concerns received which relate to accounting, internal controls or auditing conduct will be sent immediately to the Chair of the Audit Committee. All other concerns will be sent immediately to the Chair of the Board of Directors. The status of all such concerns will be reported periodically to the Board. The Audit Committee Chair or the Chair of the Board of Directors may direct that certain matters be presented to the Audit Committee, to the Independent Directors or to the full Board, and may address any such matters as they deem appropriate, including the retention of outside advisors or counsel, for any such concern. The Company's policy prohibits any Director or employee from retaliating or taking any adverse action against anyone for raising or helping to resolve an integrity concern.

XVII. Compensation of Non-management Directors. Non-management Directors will receive compensation for their service as Board members that is competitive and encourages ownership of the Company's stock. The Company should report once a year to the Compensation and Organization Committee, the status of Board compensation in relation to similar U.S. companies. The Board and the Compensation and Organization Committee will review the annual compensation report from the Company and determine whether any changes need to be made to non-management Director compensation.

XVIII. CEO and Senior Executive Succession Plan. The Board shall approve and maintain a succession plan for the CEO and senior executives based upon recommendations from the Nominating and Corporate Governance Committee. The CEO will make available to the Nominating and Corporate Governance Committee, on a continuing basis, the CEO's recommendation concerning who should assume the CEO's role in the event the CEO becomes unable or unwilling to perform his or her duties.

XIX. Annual Compensation Review of Senior Management. The Compensation and Organization Committee shall annually approve the goals and objectives for compensating the CEO. The Committee shall evaluate the CEO's performance in light of these goals before setting the CEO's salary, bonus and other incentive and equity compensation. The Committee shall also annually approve the compensation structure for the Company's senior management.

XX. Director Access to Management. Directors have full and free access to management of the Company. Any meetings with any member of management which a Director wishes to initiate may be arranged directly by the Director or through the Corporate Secretary.

XXI. Access to Independent Advisors. The Board and its committees shall have the right at any time to (a) retain, at the Company's expense, and terminate, independent outside financial, legal or other advisors it deems necessary to fulfill its responsibilities and (b) determine the compensation of such advisors that will be paid by the Company.

XXII. Communications with the Board. Stockholders and other interested parties may communicate directly with the Board, with Independent Directors or with any individual Director by sending such communication in writing to the office of the Corporate Secretary, Kansas City Southern, P.O. Box 219335, Kansas City, Missouri, 64121-9335, or by express carrier to Corporate Secretary, Kansas City Southern, 427 West 12th Street, Kansas City, Missouri 64105. To be considered, such communications must be signed by the stockholder or other interested party, with the stockholder's or other interested party's name, address and telephone number. All such communications made in compliance with these requirements will be forwarded by the Corporate Secretary to the Chair of the Board and to the chair of any appropriate Board committee and to any individual Director identified in such communication as the intended recipient. The Chair of the Board or the appropriate committee chair or other recipient of such stockholder or other interested party communication shall review the communication with the Board or group addressed in the communication for such response or other action as the Board or group shall deem appropriate.

XXIII. Review of Corporate Governance Guidelines. The Nominating and Governance Committee will review the adequacy of these Guidelines periodically and recommend any proposed changes to the Board for approval.

Last Revised: May 2014